2024 Proxy Statement



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AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191

August 6, 2024

Dear fellow stockholders:

AAR began the fiscal year ended May 31, 2024 ("Fiscal 2024") on course for continued value creation, and I am pleased to report that we delivered.

Demand for air travel was strong throughout the year. This demand was supported by an increase in the utilization of existing aircraft, which drove even greater requirements for aftermarket parts and maintenance. Our strategic focus was well timed, and we were able to leverage the depth and breadth of our capabilities to deliver exceptional services to our customers.

In March 2024, we further enhanced our offerings by acquiring Triumph Group's Product Support business, meaningfully scaling AAR's Component Services through additional complementary services, proprietary capabilities, and a footprint in the fast-growth Asia-Pacific region. This acquisition makes us a leader in component repair, complementing our leading positions in parts supply and airframe maintenance.

In addition to our acquisition of Triumph Product Support, we began to see the benefits of AAR's March 2023 acquisition of Trax. Customers demonstrated a high level of interest in Trax's eMRO aviation software and eMobility applications, and we believe AAR's relationships expedited business wins. Further, Trax's leading aircraft maintenance management software provides additional differentiated offerings for our customers.

AAR's growth strategy has long included both inorganic and organic growth. In addition to the Triumph and Trax acquisitions, we are expanding organically as well. Thanks to the continued trust of our long-term customers, we recently broke ground on additional hangars in Miami and Oklahoma City, which we expect to complete next year.

We welcomed Jeffrey Edwards and Billy Nolen to AAR's Board of Directors in Fiscal 2024, bringing additional financial and safety expertise to our Board, respectively. I continued to be grateful to our Board for their support and guidance. On that note, on behalf

of the entire AAR family, I wish to thank Anthony K. Anderson, who will retire from the Board at our 2024 annual meeting, for 12 years of distinguished service on our Board of Directors.

AAR remains steadfast in our commitment to quality and safety. We proudly advocate for industry-wide safety goals, drive innovation with customers, and create opportunities to cohesively advance safety in the industry. As we embark on our 2025 fiscal year and our 70th year of operations, we will continue reaching higher for our valued team members, customers, partners, and shareholders.

With that, I am pleased to invite you to AAR's 2024 annual meeting of stockholders, which will be a virtual meeting. The annual meeting will be held on Tuesday, September 17, 2024, at 9:00 a.m., Central Time and you will be able to attend the annual meeting online, vote your shares electronically, and submit your questions during the annual meeting by visiting **www.virtualshareholdermeeting.com/ AIR2024** and entering your control number. **You will not be able to attend the annual meeting in person.**

I encourage you to read our 2024 proxy statement, our annual report, and our other proxy materials. Please see Appendix B for reconciliations of non-GAAP financial measures. Whether or not you plan to attend the annual meeting of stockholders, your vote is important. Please follow the voting instructions to ensure that your shares are represented and voted at the meeting.

We are grateful to our employees for their hard work and commitment, and to you, our stockholders, for choosing to invest in AAR.

Sincerely,

John M. Holmes
Chairman, President and Chief Executive Officer

Notice of 2024 annual meeting of stockholders



To our stockholders:

We are pleased to invite you to attend our 2024 annual meeting of stockholders. Please read the information in this notice and proxy statement to learn more about AAR and the matters to be voted on at the annual meeting.

Date and time
Tuesday, September 17, 2024
9:00 a.m.
Central Time

Place
www.virtualshareholder meeting.com/AIR2024

Record date
You may vote your shares at the annual meeting if you were a stockholder at the close of business on Thursday, July 25, 2024.

Items of business

You will be asked at our annual meeting to:

Items of business	Board recommendation	Page
1 Elect three director nominees included in our annual proxy statement	✓ FOR each director nominee	15
2 Vote on an advisory proposal to approve our Fiscal 2024 executive compensation	✓ FOR	38
3 Ratify the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2025	✓ FOR	74

Stockholders will transact any other business that may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Voting

Your vote is important. We encourage you to vote your shares as soon as possible. You may vote by proxy over the Internet, by telephone, or by completing and returning the enclosed proxy card in the postage-paid envelope provided. If you are a "street name" stockholder (meaning that your shares are registered in the name of your bank or broker), you will receive instructions from your bank, broker or other nominee describing how to vote your shares. We also welcome you to attend the virtual meeting and vote online.


www.proxyvote.com


www.virtualshareholdermeeting.com/ AIR2024


1-800-690-6903


Complete and return the proxy card or voting information card

Please see Appendix A for important information about voting your shares at our 2024 annual meeting.

By Order of the Board,

Jessica Garascia

Jessica A. Garascia
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

August 6, 2024

Table of contents



Important notice regarding the availability of the proxy materials for our annual meeting of stockholders to be held on Tuesday, September 17, 2024:

The notice and proxy statement, our proxy card, our 2024 Annual Report to Stockholders and our Annual Report on Form 10-K for the fiscal year ended May 31, 2024, are available free of charge at **www.proxyvote.com**. Proxy materials or a Notice of Internet Availability of Proxy Materials are first being made available, released, or mailed to stockholders on August 6, 2024.

Proxy statement summary



This summary highlights selected information contained in this proxy statement. Please read the entire proxy statement carefully before voting your shares. We are providing the enclosed proxy materials to you in connection with the solicitation by the Board of proxies to be voted at the annual meeting of stockholders to be held on September 17, 2024. We began providing these proxy materials to our stockholders on August 6, 2024.

AAR – Who we are and what we do

AAR is a global aerospace and defense aftermarket solutions company that operates in over 60 sites around the world. Headquartered in the Chicago area, AAR supports commercial and government customers across 100+ countries.

Business overview

 **Parts Supply**

- Used Serviceable Material ("USM")
- Distribution of original equipment manufacturer ("OEM") factory-new parts
- Airframe and engine parts sale, exchange, loan, and lease
- Engine solutions, management, sales, leasing, and exchange
- Aircraft sales and leasing
- Online PAARTS℠ store
- Worldwide 24/7 aircraft on-ground ("AOG") service

 **Repair & Engineering**

- Airframe Maintenance, Repair and Overhaul ("MRO")
- Component Services
- Landing Gear Overhaul
- Wheels and Brakes
- Engineering Services
- Development of proprietary parts manufacturer approval ("PMA") parts

 **Integrated Solutions**

- Government aircraft maintenance, logistics, and operations support programs
- Commercial flight-hour-based aircraft component support
- Consumable and expendable parts
- Trax℠ software solutions

 **Expeditionary Services**

- Mobility systems: rapid deployment sustainment solutions for governments, militaries, and nonprofit organizations
- Specialized pallets
- Containers for customized air-mobile shipping and storage of equipment
- Rapidly deployable mobile tactical shelter systems

Customers (percentage of Fiscal 2024 sales)

71%
Commercial

29%
Government/Defense

Key business achievements in Fiscal 2024

✓ **Continued execution and expansion in commercial and government markets**

- Our consolidated sales to commercial customers in Fiscal 2024 increased $309.1 million, or 23.3%, over the prior year primarily due to strong demand and volume growth in our Parts Supply segment across both new parts distribution and USM.
- We were successful in winning new long-term agreements in both our commercial and government markets.
- We broke ground on facility expansions in Miami, Florida and Oklahoma City, Oklahoma to increase our MRO network capacity, supported by extended and expanded commitments from United Airlines and Alaska Airlines.
- We were awarded three sustainment contracts supporting the U.S. Air Force's new aerial tanker, the KC-46, for which we will provide significant logistics support over the next 10 years.
- We announced a new multi-year distribution agreement with Ontic, providing AAR rights to supply selected military products to the U.S. government.

✓ **Acquired Triumph's Product Support business to drive growth**

- In March 2024, we acquired the product support business of Triumph Group, Inc. (the "Product Support business"), a leading global provider of specialized MRO capabilities for critical aircraft components in the commercial and defense markets.
- The acquisition meaningfully scales AAR's proprietary repair capabilities and is highly complementary with our existing portfolio. We anticipate potential benefits of integrating AAR's existing parts / trading / integrated solutions volumes with the Product Support business's facilities and proprietary capabilities. Further, the acquired Thailand facility enables our expansion of operations and capabilities in the APAC region.
- The Product Support business is expected to be accretive to margins with an attractive overall financial profile and strong combined free cash flow.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our goals, commitments, strategies, results and executive compensation program. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for various reasons, including due to the risks, uncertainties, and other important factors that are discussed in our Annual Report on Form 10-K for the fiscal year ended May 31, 2024 and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of the date of this proxy statement.

Our strategy

Our strategy is to become the leading independent provider of innovative solutions to the aviation aftermarket. We believe we can achieve this strategy through our ability to:

- **Execute** through focus on customer satisfaction and cost leadership;
- Pursue **connected businesses** that reinforce collective growth prospects;
- Leverage **data and digital** to deliver better customer-focused offerings;
- Expand margins through **intellectual property**;
- Increase our **global** footprint into emerging markets;
- Leverage our **independence** to provide unbiased solutions; and
- Attract, empower and deploy **exceptional**, **entrepreneurial talent**.

Connected businesses model

Integrated Solutions

- Programmatic parts and repair solutions
- Fuels parts supply activities
- Funds component repair capability development
- Government USM customer relationships



Parts Supply: USM and Distribution

- Sourcing to supply Repair & Engineering and Integrated Solutions
- Data for use in repair capability development
- Sales channels supported by maintenance relationships

Repair & Engineering

- Strategic relationships with blue chip airlines that support parts volumes
- Repair knowledge and data collection
- PMA parts development for internal and external consumption

Unique value proposition

Together, our "Connected Businesses" – Parts Supply (Used Serviceable Material and Distribution), Repair & Engineering and Integrated Solutions – aim to drive growth through best–in–class services within each discipline and leverage each to reinforce and grow the whole.

Financial highlights

AAR had continued strong financial performance for Fiscal 2024. Consolidated sales were $2.3 billion, diluted earnings per share from continuing operations were $1.29 and adjusted diluted earnings per share from continuing operations, a non-GAAP financial measure, were a record $3.33 (an increase of 16% from Fiscal 2023). During Fiscal 2024, we continued our strong focus on working capital management with cash flows from operating activities from continuing operations of $43.8 million, which included significant investments in inventory and licensing arrangements to support further growth.

For a definition of adjusted diluted earnings per share from continuing operations and a reconciliation of this measure to the closest comparable GAAP financial measure, see Appendix B.

Selected financial information

(dollars in millions except per share data) For the fiscal year ended May 31	2024 ($)	2023 ($)	2022 ($)
Sales	2,318.9	1,990.5	1,820.0
Operating income	129.2	133.9	106.9
Diluted earnings per share from continuing operations	1.29	2.52	2.16
Cash provided by operations – continuing operations	43.8	23.8	89.8
As of May 31			
Working capital	922.7	746.4	659.0
Total assets	2,770.0	1,833.1	1,573.9
Total debt	997.0	272.0	100.0
Equity	1,189.8	1,099.1	1,034.5

Key financial achievements

Sales



Adjusted diluted EPS from continuing operations*



* See "Selected financial information" above for diluted EPS from continuing operations (GAAP) and Appendix B for a reconciliation of adjusted diluted EPS from continuing operations (non-GAAP) to the GAAP measure.

Our culture

Team members are at the center of AAR, and we strive to foster a positive, inclusive culture. Our successes earned AAR a Gold status Military Friendly® Employer designation and led to recognition on Military Times' Best for Vets: Employers list, Newsweek's America's Greatest Workplaces 2024, and Newsweek's America's Greatest Workplaces for Diversity 2024.

Our purpose and mission

To connect AAR team members to the Company and a higher purpose, a cross-functional team participated in a workshop to reimagine the Company's purpose and mission statements. Participants reflected on the value AAR provides to customers, shared stories that embody our identity, and put our reason for being – our "why" – into words. The new statements crystallize the significance of our work and complement AAR's existing values, commitment to Doing It Right®, and vision and diversity statements.

Purpose	Mission
Empowering people to build innovative aerospace solutions today so you can safely reach your destination tomorrow.	Go above and beyond to provide value-driven aerospace aftermarket solutions to meet the evolving needs of our customers worldwide.

Our vision

We strive to create value for customers through differentiated capabilities and offerings, resulting in a sustainable, unique competitive advantage.

Our values



Quality first. Safety always.	Find a way. Every day.	Do it fast. Do it well.	Be honest. Inspire trust.
Work as one. Be inclusive.	Ideas matter. Think new. Think ahead.	Make money. Have fun.	Own it.

Environmental, social, and governance focus

Our ESG commitments statements

The Nominating and Governance Committee of our Board adopted a commitments statement in each of our ESG focus areas reflecting AAR's objectives. Along with our guiding principle of Doing It Right®, our ESG commitments help inform AAR's decision-making as we navigate an ever-changing world. We are committed to analyzing and better understanding how AAR impacts our local and global communities, the environment, and our industry so that we may reduce potential risk, promote resiliency, and drive value for all stakeholders. Our commitments include:

- *Environmental:* We are committed to carefully monitoring environmental impacts and instituting safeguards for preserving the natural environment, reducing climate-related risks, and creating opportunities for the prevention, reduction, and recycling of waste and other materials used in our business processes, wherever possible. Key impact areas include energy, materials, waste, and greenhouse gas emissions.
- *Social:* We are committed to managing our relationships with all stakeholders, including our employees, customers, supply chain partners, and communities, in an inclusive, fair, and respectful manner. Key impact areas include aviation safety, employment, employee health, safety, and well-being, diversity and inclusion, nondiscrimination, training & education, occupational health & safety, and local communities.
- *Governance:* We are committed to establishing, implementing, and maintaining an effective governance structure that is agile and responsive to business needs and evolving best practices, and sets high ethical standards. Key impact areas include information security, risk identification / mitigation, anti-corruption, and ethics and compliance.

Our ESG governance framework

Our focus on ESG matters is embedded in our strategy, which is overseen by the Board. The Board's standing committees oversee our ESG focus areas based on the delegated subject matter as set forth below; enhancements were made in July 2023.

Board Committee	Overview	Enhancements
Nominating and Governance Committee	Oversees our governance policies and practices	Reviews various components of our ESG framework, including our ESG oversight structure, overall ESG strategy, and material disclosures regarding the oversight process and our ESG initiatives
Human Capital and Compensation Committee	Oversees our executive compensation program	Oversees activities with respect to our human capital function, including succession planning, talent development, diversity and inclusion, pay equity, and culture, as well as the oversight of ESG goals
Audit Committee	Oversees financial reporting, compliance and ethics, cybersecurity, and enterprise risk management	Oversees the internal and external review of quantitative environmental data and related disclosures included in our ESG reports, and oversees the enterprise risk management process, including environmental (such as climate) risks
Aviation Safety and Training Committee	Oversees all aspects of aviation safety, including our culture of safety compliance	No change

At the management level, an ESG cross-functional team of leaders represents legal, communications, human resources, and environmental, health and safety, and receives input and guidance from senior business leaders. Together, this group assesses risks and opportunities related to our ESG focus areas, monitors and implements our strategies, tracks our progress, and guides our reporting to stakeholders.

Public diversity statement

As reflected in our values, we have a long-standing commitment to embracing diversity and fostering a culture of inclusion. Below is our public diversity statement:

> Just as unique parts are essential to an aircraft's ability to fly, unique talent is essential to AAR's ability to succeed. Our strength is rooted in our commitment to diversity, equity and inclusion. We create opportunity through new thoughts and ideas to embrace an ever-changing world. These values empower our people to be a team of producers, innovators and world class leaders, who are "Doing It Right" to better connect the world.

This statement was developed by a group of employees selected from throughout the business, reflecting the varied perspectives, experiences and priorities of our workforce.

Proposals to be voted on at the annual meeting

Proposal 1 Election of the three director nominees named in this proxy statement

✓ **FOR** each director nominee   ▸ See pages 15-37



Michael R. Boyce
Independent Director

Since 2018, Chairman, Chief Executive Officer and Managing Director of Peak Investments, LLC, an operating and acquisition company. Retired Chairman of the Board of PQ Corporation, a specialty chemicals and catalyst company, where he served from 2017 to 2019. From 2005 to 2017, Chairman and Chief Executive Officer of PQ Corporation.



Billy J. Nolen
Independent Director

Billy Nolen has served as Chief Regulatory Affairs Officer of Archer Aviation Inc., an aerospace company, since June 2023. Prior to this position, Mr. Nolen served as the acting administrator at the Federal Aviation Administration ("FAA"), the government agency that regulates civil aviation activities in the U.S., from April 2022 to June 2023, where he led certification reform and new safety management systems for airports.



Jennifer L. Vogel
Independent Director

From 2012 to 2020, co-founder and owner of InVista Advisors, an advisory firm focused on legal department effectiveness, leadership, compliance, crisis readiness and risk management. From 2003 to 2010, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer of Continental Airlines, Inc.

Proposal 2 Advisory proposal to approve our Fiscal 2024 executive compensation

✓ **FOR**   ▸ See pages 38-73

Proposal 3 Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2025

✓ **FOR**   ▸ See pages 74-75

Board of Directors highlights

| | | Director Since | Class and Term Expiration | Committees | | | | |
				NGC	HCCC	AC	ASTC	EC
Director Nominees								
Michael R. Boyce Chairman, Chief Executive Officer, and Managing Director, Peak Investments, LLC		2005	Class I 2024	○		○		
Billy J. Nolen Chief Regulatory Affairs Officer, Archer Aviation Inc.		2023	Class I 2024				○	
Jennifer L. Vogel Former Senior Vice President, General Counsel, Secretary, and Chief Compliance Officer, Continental Airlines, Inc.		2016	Class I 2024	○	●			○
Continuing Directors*								
Jeffrey N. Edwards Partner and Vice Chairman, New Vernon Capital		2024	Class II 2025					
John M. Holmes Chairman, President, and Chief Executive Officer, AAR CORP.		2017	Class II 2025					●
Ellen M. Lord Former Under Secretary of Defense for Acquisition and Sustainment; Former President and Chief Executive Officer, Textron Systems		2021	Class II 2025	○	○		○	
Marc J. Walfish Lead Independent Director Founding Partner, Merit Capital Partners		2003	Class II 2025	○		●		○
John W. Dietrich Executive Vice President and Chief Financial Officer, FedEx Corporation		2023	Class III 2026		○	○		
Robert F. Leduc Former President, Pratt & Whitney		2020	Class III 2026		○	○	○	
Duncan J. McNabb General, U.S. Air Force (Ret.); Co-Founder and Managing Partner, Ares Mobility Solutions, Inc.		2017	Class III 2026	○		○	●	
Peter Pace General, U.S. Marine Corps (Ret.); Former Chairman of the Joint Chiefs of Staff		2011	Class III 2026		○	○		

● Committee Chair   **NGC** - Nominating and Governance Committee   **AC** - Audit Committee   **EC** - Executive Committee

○ Committee Member   **HCCC** - Human Capital and Compensation Committee   **ASTC** - Aviation Safety and Training Committee

* Anthony K. Anderson, a current Class I director, is not included because his term will expire at the Annual Meeting due to his decision not to stand for re-election at the Annual Meeting. Mr. Anderson is the current Chair of the Nominating and Governance Committee.

Corporate governance highlights

Our goal is to ensure that our corporate governance practices reflect best practices tailored, as necessary, to our culture, strategy and performance. Below are highlights of the expected composition our Board of Directors (the current director nominees and the continuing members) following the Annual Meeting and a list of our corporate governance practices.

11	10	66	8 years
directors	independent directors	Average age of directors	Average tenure of directors

- ✓ Independent Lead Director
- ✓ Majority voting in uncontested director elections
- ✓ Stock ownership and retention guidelines
- ✓ Annual stock grant to non-employee directors
- ✓ Executive sessions of independent directors
- ✓ Independent compensation consultant
- ✓ Board, Board Committee, and individual director self-evaluations
- ✓ Director orientation and continuing education programs
- ✓ All directors on the Audit Committee are "audit committee financial experts"
- ✓ Three of our 11 director nominees and continuing directors are female or racially/ethnically diverse

- ✓ Code of business ethics and conduct
- ✓ Ethics hotline policy
- ✓ Related person transaction policy
- ✓ Disclosure committee for financial reporting
- ✓ Annual stockholder approval of executive compensation
- ✓ Stockholder engagement program
- ✓ Independent Board Committees
- ✓ Enterprise risk management program
- ✓ Active board refreshment processes

Stockholder engagement

We recognize and value the importance of engaging with our stockholders and other key constituents in an open and constructive manner.

Why we engage

The purposes of our stockholder engagement program are to promote communication, increase transparency, and most importantly, better understand and address the perspectives of our stockholders. We believe that opportunities to receive and consider stockholder feedback enhance our corporate governance, strategic vision, and executive compensation practices, which in turn contributes to the long-term value of the Company.

Stockholder outreach

In Fiscal 2024, we continued our longstanding practice to regularly engage with stockholders on a host of topics including company strategy and performance, corporate governance, sustainability, and other topics. Members of our senior management team participated from time to time in numerous investor meetings, calls, and conferences. These interactions allow investors the opportunity to meet, ask questions of, and provide advice to, our key executives. A member of the Board attends these meetings when requested by stockholders.

See "Stockholder engagement" and "Response to stockholder feedback" in the "Compensation discussion and analysis" ("CD&A") section for details on how we have engaged with stockholders, what we heard from them and how we responded to their feedback related to executive compensation. The feedback received from our stockholder outreach efforts is shared with and considered by our Board. Our engagement has generated valuable input that helps inform our decisions and strategy regarding executive compensation.

We also carefully consider the viewpoints of proxy advisory firms that represent the interests of various stockholders, which further inform the actions that our Board and Human Capital and Compensation Committee take to enhance our executive compensation program.

Executive compensation highlights

Pay-for-performance and stockholder alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: adjusted diluted earnings per share from continuing operations (80%) and adjusted net working capital turns (20%).
- The Fiscal 2024 long-term incentive program is 100% equity based, consisting of performance-based restricted stock (60%), stock options (20%) and time-based restricted stock (20%).
- Performance-based restricted stock for Fiscal 2024 is linked to three key performance metrics: adjusted income from continuing operations (70%), return on invested capital (20%) and relative total stockholder return (10%).
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the market.
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term – is consistent with competitive best practices.

Cash bonuses under the Fiscal 2024 short-term incentive plan

Strategic goal		Compensation measure
Drive profitability and deliver value to stockholders	**80%**	Adjusted diluted earnings per share from continuing operations
Make efficient use of stockholder capital in support of Company sales	**20%**	Adjusted net working capital turns

Performance-based restricted stock under the Fiscal 2024 long-term incentive plan

Strategic goal		Compensation measure
Increase profitability and deliver value to stockholders	**70%**	Adjusted income from continuing operations
Enhance efficiency in allocating capital to generate higher returns	**20%**	Average return on invested capital
Outperform peer group* companies in generating stockholder value	**10%**	Relative total stockholder return

* Companies include a custom peer group of companies in commercial aviation-linked lines of business.

Fiscal 2024 compensation of our Chief Executive Officer, John M. Holmes



14% Base salary | 31% Performance-based annual cash bonus | 33% Performance-based restricted stock | 11% Stock options | 11% Time-based restricted stock

Fiscal 2024 compensation of other named executive officers as a group



23% Base salary | 40% Performance-based annual cash bonus | 20% Performance-based restricted stock | 7% Stock options | 10% Time-based restricted stock*

* The percentage includes an award of 5,148 shares of time-based restricted stock in connection with Ms. Patterson joining the Company in 2023.

Executive compensation program enhancements

We continue to be committed to pay-for-performance. In response to previous feedback from stockholders, our Human Capital and Compensation Committee made enhancements to our executive compensation program for Fiscal 2024. See "Compensation discussion and analysis" for further information.

We will continue to consider investor feedback relating to our executive compensation program.

Executive compensation practices

What We Do

- ✓ Annual say-on-pay stockholder vote
- ✓ Emphasis on performance-based or at-risk compensation
- ✓ Multi-year vesting periods for stock awards
- ✓ Limited perquisites
- ✓ "Double trigger" change-in-control provisions*
- ✓ Meaningful stock ownership and retention guidelines for directors and executive officers
- ✓ Prohibition on short sales, pledging and hedging transactions
- ✓ Claw-backs of incentive compensation in the event of certain financial restatements
- ✓ Annual assessment of incentive compensation plans

What We Do Not Do

- ✗ No tax gross-ups
- ✗ No repricing of stock options
- ✗ No dividends or dividend equivalents paid on stock or stock unit awards unless vesting conditions are met

* All agreements with our named executive officers contain "double trigger" change-in-control provisions with the exception of the vesting of equity awards under a legacy agreement with our Chairman, President and Chief Executive Officer that was entered into in 2018.

Note about links to websites

Links to websites included in this proxy statement are provided solely for convenience purposes. Content on the websites, including content on our website, is not, and shall not be deemed to be, part of this proxy statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission.

Proposal 1
Election of director nominees



Proposal 1 Election of three director nominees named in this proxy statement

Board recommendation

✓ Our Board unanimously recommends that you vote **FOR** each director nominee.

Proposal summary

We are asking you to elect three directors named in this proxy statement at this annual meeting. The director nominees are: Michael R. Boyce, Billy J. Nolen and Jennifer L. Vogel. Anthony K. Anderson, currently a Class I director, notified the Company of his decision not to stand for re-election at the Annual Meeting and, therefore, his term will end at the Annual Meeting.

Each director nominee is currently serving as a director of the Company. All of the director nominees have been determined by the Board to be "independent" within the meaning of the rules of the New York Stock Exchange ("NYSE") and the SEC.

Director skills & qualifications

The Nominating and Governance Committee believes that the Board is currently well-balanced and able to address our Company's needs. The recent additions of Mr. Nolen and Mr. Edwards increase the Board's breadth of experience and prepare us for the continued execution of our strategy. As evidenced by the biographical information provided below, our directors have significant experience in chief executive or other senior level operating, financial and international management positions.

Six of our director nominees and continuing directors currently serve as a director of other public companies, which provides them with diverse experiences that can enhance their contribution to our Board.

Proposal 1 Election of director nominees

Set forth below is information regarding the nominees for election as directors and the directors in each class continuing in office after the annual meeting. Also discussed below are specific experiences, qualifications, attributes and skills of our directors considered by the Nominating and Governance Committee as part of its review of our Board's membership and in connection with its nomination of the candidates for election to the Board at the annual meeting.

	Michael R. Boyce	John W. Dietrich	Jeffrey N. Edwards	John M. Holmes	Robert F. Leduc	Ellen M. Lord	Duncan J. McNabb	Billy J. Nolen	Peter Pace	Jennifer L. Vogel	Marc J. Walfish
CEO experience	✓	✓		✓	✓	✓					
Finance	✓	✓	✓	✓	✓	✓					✓
Accounting		✓	✓								✓
Commercial aerospace		✓		✓	✓	✓	✓	✓	✓	✓	
Military aerospace		✓			✓	✓	✓	✓	✓		
Services		✓	✓	✓	✓	✓	✓	✓	✓	✓	
International business	✓	✓	✓	✓	✓	✓		✓		✓	
Sales & marketing	✓	✓	✓	✓	✓	✓					✓
Supply chain & logistics	✓	✓		✓	✓	✓	✓		✓		
Operating	✓	✓	✓	✓	✓	✓	✓	✓	✓		
M&A	✓	✓	✓	✓	✓	✓				✓	✓
Manufacturing	✓				✓	✓					
Government contracting		✓			✓	✓	✓	✓	✓	✓	
Information technology / cyber / innovation						✓			✓		
Human resources		✓		✓	✓			✓	✓	✓	
Risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate governance	✓	✓	✓	✓	✓		✓		✓	✓	
Safety	✓	✓		✓	✓	✓	✓	✓	✓	✓	
Racial diversity								✓			
Gender diversity						✓				✓	

Information about our director nominees and our continuing directors

Information about our director nominees and our continuing directors whose terms expire in future years is set forth below.

Our director nominees

Class I Directors whose terms expire at the 2024 annual meeting:



Age: **76**

Director since: **2005**

Other public company directorships:

- **None**

Other public company directorships held in the past five years:

- **Stepan Company**

Michael R. Boyce   Independent Director

Skills and qualifications

CEO experience, Finance, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Risk management, Corporate governance, Safety

Career highlights

Since 2018, Chairman, Chief Executive Officer and Managing Director of Peak Investments, LLC, an operating and acquisition company. Retired Chairman of the Board of PQ Corporation, a specialty chemicals and catalyst company, where he served from 2017 to 2019. From 2005 to 2017, Chairman and Chief Executive Officer of PQ Corporation.

Director qualifications

The Board concluded that Mr. Boyce should serve as a director of the Company based on his experience in leading two global organizations, his insight into global manufacturing, supply and distribution practices and his international business development skills.



Age: **66**

Director since: **2023**

Other public company directorships:

- **None**

Billy J. Nolen   Independent Director

Skills and qualifications

Commercial aerospace, Military aerospace, Services, International business, Operating, Government contracting, Human resources, Risk management, Safety

Career highlights

Billy Nolen has served as Chief Regulatory Affairs Officer of Archer Aviation Inc., an aerospace company, since June 2023. Prior to this position, Mr. Nolen served as the acting administrator at the Federal Aviation Administration ("FAA"), the government agency that regulates civil aviation activities in the U.S., from April 2022 to June 2023, where he led certification reform and new safety management systems for airports. Mr. Nolen was the associate administrator of aviation safety for the FAA, from January 2022 to April 2022. Prior to that, Mr. Nolen served as Vice President, Safety, Security and Quality at WestJet Airlines, a large airline in Canada, from February 2020 to September 2021, and before that, Mr. Nolen was Executive Manager of Group Safety and Health for Qantas, a large airline in Australia, from June 2018 to January 2020. Mr. Nolen has more than 30 years of experience in corporate safety, regulatory affairs and flight operations, including time as a pilot for American Airlines at the start of his career.

Director qualifications

The Board concluded that Mr. Nolen should serve as a director of the Company based on his experience in the aviation industry and with safety, including as Chief Regulatory Affairs Officer of Archer Aviation Inc. and as the former acting administrator of the FAA, his knowledge of commercial and government aircraft services, and his expertise in operations, safety, human resources and risk management.



Age: 62

Director since: **2016**

Other public company directorships:

- **Sun Country Airlines Holdings, Inc.**

Jennifer L. Vogel   Independent Director

Skills and qualifications

Commercial aerospace, Services, International business, M&A, Government contracting, Human resources, Risk management, Corporate governance, Safety

Career highlights

2012 to 2020, co-founder and owner of InVista Advisors, an advisory firm focused on legal department effectiveness, leadership, compliance, crisis readiness and risk management. From 2003 to 2010, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer of Continental Airlines, Inc.

Director qualifications

The Board concluded that Ms. Vogel should serve as a director of the Company based on her experience as a highly successful corporate executive with over 25 years of leadership experience in the airline and energy industries, including her leadership positions with Continental Airlines, her legal and corporate governance expertise, her experience in regulatory issues, mergers and acquisitions, ethics and compliance matters and her experience as a director of other public companies.

Class II Directors whose terms expire at the 2025 annual meeting:



Age: 63

Director since: **2024**

Other public company directorships:

- **American Water Works Company, Inc.**
- **Raymond James Financial, Inc.**

Jeffrey N. Edwards   Independent Director

Skills and qualifications

Finance, Accounting, Services, International business, Sales & marketing, Operating, M&A, Risk management, Corporate governance

Career highlights

Partner and Vice Chairman of New Vernon Capital, an investment advisory firm, having served in that capacity since 2024. Mr. Edwards previously served as Chief Operating Officer of New Vernon Capital from 2009 to 2024. Prior to this position, Mr. Edwards served in various senior executive positions for over 23 years at Merrill Lynch & Co., a leading global capital markets and financial services firm, including Vice Chairman, Chief Financial Officer, Head of Origination, Americas, Head of Global Capital Markets, and Co-Head of Global Equity.

Director qualifications

The Board concluded that Mr. Edwards should serve as a director of the Company primarily due his expertise in finance, capital markets and business growth having served in various senior executive roles at a leading global financial services firm and as a director of two S&P 500 companies. Through these roles, he has also developed expertise in strategic planning, international business, and corporate governance.



President and Chief Executive Officer of AAR CORP.

Age: **47**

Director since: **2017**

Other public company directorships:

- **GATX Corporation**

John M. Holmes   Chairman of the Board

Skills and qualifications

CEO experience, Finance, Commercial aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Human resources, Risk management, Corporate governance, Safety

Career highlights

Chairman of the Board since January 2023. President and Chief Executive Officer of AAR CORP. since June 1, 2018. President and Chief Operating Officer from June 1, 2017 to June 1, 2018. From 2015 to June 1, 2017, Chief Operating Officer of the Aviation Services business group of AAR CORP. From 2012 to 2015, Group Vice President, Aviation Services – Inventory Management and Distribution; and prior thereto, General Manager and Division President of AAR Allen Asset Management.

Director qualifications

The Board concluded that Mr. Holmes should serve as a director of the Company based on his position as President and Chief Executive Officer, his demonstrated leadership and management abilities, and his knowledge of the Company's businesses, its portfolio of services and the markets in which it competes, and the customer and supplier relationships that Mr. Holmes has developed during his over 20-year tenure with the Company.



Age: **64**

Director since: **2021**

Other public company directorships:

- **Parsons Corporation**

Other public company directorships held in the past five years:

- **Comtech Telecommunications Corp.**

Ellen M. Lord   Independent Director

Skills and qualifications

CEO experience, Finance, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Government contracting, Information technology / cyber / innovation, Risk management, Safety

Career highlights

Served as the Under Secretary of Defense for Acquisition and Sustainment for the United States Department of Defense from August 2017 until January 2021. President and Chief Executive Officer of Textron Systems from October 2012 to August 2017. Prior to that, served in other leadership positions at Textron Systems and related companies.

Director qualifications

The Board concluded that Ms. Lord should serve as a director of the Company based on her leadership, management and strategic planning expertise she acquired while serving as the Under Secretary of Defense for Acquisition and Sustainment for the United States Department of Defense, as well as her experience in the private sector working as the Chief Executive Officer of Textron Systems, where she led a multi-billion dollar company with products and services supporting defense, homeland security, aerospace and infrastructure protection.



Age: **72**

Director since: **2003**

Other public company directorships:

- **None**

Marc J. Walfish Lead Independent Director

Skills and qualifications

Finance, Accounting, Sales & marketing, M&A, Risk management

Career highlights

Founding Partner of Merit Capital Partners, a mezzanine investor company formerly known as William Blair Mezzanine Capital Partners, since 1991. From 1978 to 1991, various positions at Prudential Capital Corporation.

Director qualifications

The Board concluded that Mr. Walfish should serve as a director of the Company based on his experience in the finance industry, including as a founding partner of Merit Capital Partners, his knowledge of the capital markets and his expertise in corporate finance, strategic planning and risk management.

Class III Directors whose terms expire at the 2026 annual meeting:



Age: **59**

Director since: **2023**

Other public company directorships:

- **First Horizon Corp.**

Other public company directorships held in the past five years:

- **Atlas Air Worldwide Holdings, Inc.**

John W. Dietrich Independent Director

Skills and qualifications

CEO experience, Finance, Accounting, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Government contracting, Human resources, Risk management, Corporate governance, Safety

Career highlights

Executive Vice President and Chief Financial Officer, FedEx Corporation, a global provider of transportation, e-commerce and business services, since August 2023. He previously served as President and Chief Executive Officer, Atlas Air Worldwide Holdings, Inc., a leading global provider of outsourced aircraft and aviation operating services, where he served from January 2020 until June 2023. He also served on the board of Atlas Air during that time. Prior to January 2020, he served in a number of executive leadership positions at Atlas Air, including President and Chief Operating Officer from July 2019 and Executive Vice President and Chief Operating Officer from September 2006. He previously held several senior leadership roles in legal, human resources and communications since joining Atlas Air in 1999. He also served as a litigation attorney at United Airlines prior to joining Atlas Air.

Director qualifications

The Board concluded that Mr. Dietrich should serve as a director of the Company based on his experience in the aviation industry, including as President and CEO of a public company, his knowledge of commercial and government aircraft services, and his expertise in operations, supply chain, human resources and risk management.



Age: **68**

Director since: **2020**

Other public company directorships:

- **JetBlue Airways Corporation**
- **Howmet Aerospace, Inc.**

Robert F. Leduc   Independent Director

Skills and qualifications

CEO experience, Finance, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Government contracting, Manufacturing, Human resources, Risk management, Corporate governance, Safety

Career highlights

President of Pratt & Whitney, an aerospace manufacturer and a subsidiary of United Technologies Corporation, from 2016 until his retirement early 2020. President of Sikorsky Aircraft, a helicopter manufacturer, from 2015 to 2016. Previously, served in leadership positions at Hamilton Sundstrand and UTC Aerospace Systems. He also serves as an advisor to Advent International.

Director qualifications

The Board concluded that Mr. Leduc should serve as a director of the Company based on his extensive experience in the aviation sector, his operational expertise managing through various down cycles, and his significant experience in enhancing brands and managing talent, in addition to his experience serving on other public company boards.



Age: **72**

Director since: **2017**

Other public company directorships:

- **None**

Other public company directorships held in the past five years:

- **Atlas Air Worldwide Holdings, Inc.**

Duncan J. McNabb   Independent Director

Skills and qualifications

Commercial aerospace, Military aerospace, Services, Supply chain & logistics, Operating, Government contracting, Risk management, Corporate governance, Safety

Career highlights

Since 2011, Co-Founder and Managing Partner of Ares Mobility Solutions Inc., a privately-held logistics business; General, U.S. Air Force (Retired) after 37 years of active commissioned service. Former Commander, U.S. Air Mobility Command, 33rd Vice Chief of Staff of the U.S. Air Force and Former Commander of US TRANSCOM.

Director qualifications

The Board concluded that General McNabb should serve as a director of the Company based on his government resourcing and government affairs expertise, his strategic planning, operations and leadership skills and his 37-year record of service with the United States Air Force, including his service as Commander of the United States Transportation Command (the single manager for global air, land and sea transportation for the Department of Defense).



Age: **78**

Director since: **2011**

Other public company directorships:

- **None**

Other public company directorships held in the past five years:

- **Qualys, Inc.**
- **Rigetti Computing, Inc.**

Peter Pace   Independent Director

Skills and qualifications

Commercial aerospace, Military aerospace, Services, Supply chain & logistics, Operating, Government contracting, Information technology / cyber / innovation, Human resources, Risk management, Corporate governance, Safety

Career highlights

General, U.S. Marine Corps (Retired). From 2005 to 2007, Chairman of the Joint Chiefs of Staff, the most senior position in the United States Armed Forces.

Director qualifications

The Board concluded that General Pace should serve as a director of the Company based on his leadership and management skills and experience from over 40 years of service with the United States Marine Corps, culminating in his appointment as the 16th Chairman of the Joint Chiefs of Staff (where he served from 2005 to 2007 as the principal military advisor to the President, the Secretary of Defense, the National Security Council and the Homeland Security Council), his understanding of the government and defense markets, his cybersecurity expertise and his prior service as a director of other public companies.

Corporate governance

Good corporate governance is an essential part of our corporate culture. We review our corporate governance policies and procedures on an annual basis. We strive to emulate "best practices," tailoring them, as appropriate, to fit our culture, strategy and performance. We believe that we comply with all applicable SEC and NYSE corporate governance rules and regulations. We also have adopted additional corporate governance practices that we believe are in the best interests of the Company and its stockholders.

Copies of the following corporate governance documents are available on the Company's website at **www.aarcorp.com** under "Investors / Corporate Governance":

- Audit Committee Charter
- Human Capital and Compensation Committee Charter
- Nominating and Governance Committee Charter
- Aviation Safety and Training Committee Charter
- Executive Committee Charter
- Corporate Governance Guidelines
- Categorical Standards for Determining Director Independence
- Code of Conduct

These corporate governance documents are also available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Director nominations and qualifications

The Board, acting through its Nominating and Governance Committee, is responsible for identifying, evaluating and recommending candidates for director.

Solicitation of director candidate recommendations

The Nominating and Governance Committee solicits director candidate recommendations from management, other directors, business and community leaders and stockholders. The Nominating and Governance Committee also may retain the services of a search firm to assist in identifying director candidates. Mr. Nolen and Mr. Edwards were recommended to the Nominating and Governance Committee after an extensive search and interviews with several candidates.



Candidate considerations

The Nominating and Governance Committee considers all director candidates in the same manner, regardless of whether recommendations come from the Board, stockholders or other sources. In its evaluation of director candidates, the Nominating and Governance Committee considers the factors specified in the Company's Corporate Governance Guidelines, including:

- A high level of integrity and professional and personal ethics and values consistent with those of the Company;
- Professional background and relevant business and industry experience;
- Current employment, leadership experience and other board service;
- Demonstrated business acumen or special technical skills or expertise (e.g., auditing, financial, law and aviation/aerospace);
- A commitment to enhancing stockholder value and serving the interests of all stockholders;
- Independence (including within the meaning of the applicable SEC rules and applied to all NYSE rules) and freedom from any conflicts of interest that may interfere with a director's ability to discharge his/her fiduciary duties;
- Willingness and ability to make the commitment of time and attention necessary for effective Board service;
- A balance of business, financial and other experience, expertise, capabilities and perspectives among sitting directors in the context of the current composition of the Board, operating requirements of the Company and long-term interests of stockholders; and
- Other factors the Nominating and Governance Committee deems appropriate.



Consideration of diversity

The Nominating and Governance Committee considers the racial, ethnic and gender diversity of the Board and director candidates, as well as the diversity of their knowledge, skills, experience, background and perspective, to maintain a diverse, balanced and effective Board. When the Nominating and Governance Committee seeks new candidates for director roles, it seeks individuals with qualifications that will complement the experience, skills and perspectives of the other members of the Board. In order to help facilitate the evaluation of diverse candidates, our Corporate Governance Guidelines mandate that one or more candidates who are women or minority persons be included in any director search.



Recommendation

Following its evaluation of director candidates, the Nominating and Governance Committee recommends its director nominees to the full Board. Based on its review and consideration of the Committee's recommendation, the Board makes the final determination of the director nominees to be presented for election by the Company's stockholders.

A full list of the qualifications of director candidates considered by the Committee is set forth in the Corporate Governance Guidelines on the Company's website at www.aarcorp.com under "Investors/Corporate Governance" and is available in print to any stockholder upon written request to the Secretary of the Company at the address listed on the first page of this proxy statement. The Nominating and Governance Committee regularly reviews these qualifications and the performance of individual directors and the Board as a whole.

Stockholders may submit a proposed director nomination to the Nominating and Governance Committee for consideration at the 2025 annual meeting of stockholders by writing to the Secretary, AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191. To be eligible for consideration under the Company's By-Laws, a proposed nomination must be received by the Secretary of the Company no later than March 21, 2025, must state the reasons for the proposed nomination and must contain the information required under the Company's By-Laws, including the full name and address of the proposed nominee, a brief biographical background setting forth the nominee's past and present directorships, principal employment and occupation and information as to stock ownership and certain arrangements regarding the Company's common stock. A proposed nomination must also include a statement indicating that the proposed nominee has consented to being named in the proxy statement and to serve if elected.

Universal Proxy Rules. In addition to satisfying the requirements under our By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 (including a statement that such stockholder intends to solicit the holders of shares representing at least 67% of the voting power of the Company's shares entitled to vote on the election of directors in support of director nominees other than the Company's nominees), which notice must be postmarked or transmitted electronically to the Company at its principal executive offices no later than 60 calendar days prior to the anniversary date of the annual meeting (for the 2025 annual meeting of stockholders, no later than July 21, 2025, the first business day following the deadline). However, if the date of the 2025 annual meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2025 annual meeting of stockholders or the 10th calendar day following the day on which public announcement of the date of the 2025 annual meeting of stockholders is first made.

Director independence

A majority of the members of the Board must be independent directors under the Company's Corporate Governance Guidelines and applicable SEC and NYSE rules. The Nominating and Governance Committee and the Board review each director annually and make a determination concerning independence after consideration of all known facts and circumstances. The Board has established categorical standards to assist it in determining director independence. The Company's "Categorical Standards for Determining Director Independence" include all of the elements of the applicable SEC and NYSE rules with respect to director independence.

Based on these categorical standards, its review of all relevant facts and information available, and the recommendations of the Nominating and Governance Committee, the Board, at its meeting in July 2024, affirmatively determined that no director has a material relationship with the Company that would impair the director's ability to exercise independent judgment and, accordingly, that each director is an independent director, except for Mr. Holmes.

Director independence

10 of 11

director nominees and continuing directors are independent



The Board's independence determinations consider the impact of Board service tenure on a director's independence, particularly with respect to directors with 10 or more years of Board service. The Board concluded that all longer-tenured directors, based on their communications and interactions with management, their decisions and their adherence to their fiduciary duties to stockholders, have demonstrated their independence from management.

Board composition and refreshment

The Board currently consists of 12 directors that are divided into three classes, designated as Class I, Class II and Class III. Anthony K. Anderson, currently a Class I director, notified the Company of his decision not to stand for re-election at the Annual Meeting and, therefore, his term will end at the Annual Meeting.

Four of our directors — John W. Dietrich, Jeffrey N. Edwards, Ellen M. Lord and Billy J. Nolen — have joined in the last three years as a part of ongoing Board refreshment processes. The Board will continue to adjust its composition as needed to lead the Company as it seeks to solidify and enhance its status in the aviation services markets.

We do not currently have a mandatory retirement age. The Board reviews director succession on an annual basis, and evaluates director skills, experience, diversity, qualifications and other attributes, including tenure and age, as well as fit with the Company's current business needs, before nominating such Board member for re-election. Recognizing the value of continuity of directors who have experience with the Company, there are no limits on the number of terms a director may hold office. As an alternative to term limits, the Board's goal is to seek to maintain an average tenure of ten years or less for the independent directors as a group.



3 directors
More than 10 years

3 directors
5-10 years

5 directors
0-4 years

Average tenure: 8 years

In considering new director candidates, the Board takes into account the skills, tenure and diversity of current directors to maintain a proper balance between director stability and fresh perspectives in the boardroom.

As a part of this effort, the Board maintains a director matrix as shown on page 16, to ensure that the Board, as a whole, has the expertise, experience, diversity and skillset critical to the Company's continued success.

The Board's role and responsibilities

Risk management

Board

The Board is elected by our stockholders and represents their interests in overseeing our management, strategic direction and financial success. Effective risk management is an important Board priority. The risk oversight function at the Board begins with a fundamental understanding of the Company's culture, business and strategy. The Board exercises its oversight responsibilities directly and through its committees.



Committees

The Board delegates significant aspects of its risk management oversight responsibilities to its committees, as detailed below:

Nominating and Governance Committee	Audit Committee
• Corporate governance • Board and committee membership • Director and CEO succession planning • Board, committees and CEO evaluations • Related person transactions • Review of ESG framework	• Risk assessment and risk management policies • Financial reporting and disclosure practices • Accounting and auditing • Quality and adequacy of processes and internal controls • Cybersecurity • Ethics hotline • Oversight of compliance program • Oversight of enterprise risk management program, including environmental (such as climate) risks (see the bottom of this page and the bottom of page 30 for additional information on oversight of our enterprise risk management program)
Human Capital and Compensation Committee	Aviation Safety and Training Committee
• Compensation policies and practices • Target-setting under annual cash bonus programs • Target-setting under performance-based restricted stock programs • Impact of performance-based compensation on risk-taking by management • Compensation consultant independence • Executive employment agreements • Human capital management • Succession planning for Company officers (other than the CEO)	• Safety compliance related to the delivery of services and products, employee safety, and maintaining a safety compliance culture • Safety reporting practices, including voluntary disclosures, regulatory reporting, and safety management system reporting related to quality and health • Safety training programs • Aircraft damage and accidents



Management

The Board works with management in managing risk through internal processes, an effective internal control environment and an enterprise risk management program. Our enterprise risk management program is designed to identify, assess and prioritize our risk exposures across various timeframes, from the short term to the long term. Further, the enterprise risk management program and our disclosure controls and procedures are designed to appropriately escalate key risks to the Audit Committee as well as analyze potential risks for disclosure.

The Board gives particular attention to the following critical areas of board focus:

1 Strategic planning

The Board oversees the Company's business and capital allocation strategies. It discusses strategic planning at each Board meeting and typically holds a special strategy session with management each year dedicated exclusively to strategic planning. This session focuses on the development and implementation of the Company's short-term, intermediate-term and long-term strategic plans. The Board and management review and discuss the Company's operations, and financial and non-financial performance. They analyze aviation industry developments and trends, the Company's service and solution offerings and the competitive landscape in which the Company operates.

The Board monitors management's performance in the execution of the Company's strategy throughout the year. It receives regular updates from management at each meeting on strategic opportunities and risks that the Company is currently assessing or addressing, including through the oversight of management's enterprise risk management program.

2 Company performance

The Board receives regular updates relating to our financial performance against key measures, including sales growth, earnings per share growth, selling, general and administrative expense as a percentage of sales, return on invested capital and working capital turnover. The Board oversees operational performance at our business units through management presentations at each meeting.

The Board regularly reviews and compares its corporate governance profile against its peer group companies, competitors and market indices and is committed to engaging with and listening to its various stakeholders. See "Stockholder engagement" in the proxy summary and "Stockholder engagement" and "Response to stockholder feedback" in the CD&A for examples of how AAR listens and responds to its stockholders.

3 Management development, succession planning and diversity

AAR's Board places a high priority on senior management development and succession planning. The Nominating and Governance Committee conducts an annual evaluation review focused on CEO succession planning, and the Human Capital and Compensation Committee evaluates succession planning and retention practices for senior management leaders.

The annual review addresses the development and evaluation of current and potential senior leaders, and the development of short-term and longer-term succession plans for key positions, including a succession plan for the CEO position. The Board also has a CEO emergency succession planning process to address unanticipated events and emergency situations.

The annual review also includes a diversity presentation that provides information on minority hiring and retention, as well as the status of our diversity and inclusiveness programs, including outreach programs focused on increasing the employee applicant pool, particularly for women, minorities and veterans. The Board is focused on improving diversity at all levels of the Company, but particularly at the middle and senior management levels. In order to help facilitate the evaluation of diverse candidates, the Corporate Governance Guidelines mandate that one or more candidates who are women or minority persons be included in any director search. We will continue to seek director candidates who can contribute to the diversity of skills, experience and perspectives of the Board.

4 Cybersecurity

The Board has delegated responsibility to the Audit Committee for overseeing our cybersecurity risk management strategy. On a regular basis, the Board or Audit Committee receive and review reports from the Chief Digital and Technology Officer and the Chief Information Security Officer relating to the status of cybersecurity planning and protections, the overall state of our cybersecurity program, emerging cybersecurity developments and threats, and our strategy to mitigate cybersecurity risks.

Role and responsibilities of the Board committees

The Board has an Audit Committee, a Human Capital and Compensation Committee, a Nominating and Governance Committee, an Aviation Safety and Training Committee, and an Executive Committee. The following table outlines the general responsibilities of the Board committees as well the composition of such committees:

Nominating and Governance Committee



Anthony K. Anderson*
Chair

Members
Michael R. Boyce
Ellen M. Lord
Duncan J. McNabb
Jennifer L. Vogel
Marc J. Walfish

* Mr. Anderson's term will expire at the Annual Meeting due to his decision not to stand for re-election.

Role and responsibilities
The Nominating and Governance Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and our Categorical Standards for Determining Director Independence.

The Nominating and Governance Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Committee and the Board annually. The full text of the Committee charter appears on our website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Nominating and Governance Committee is responsible for both nominating and governance matters as described in its charter. The Committee performs the specific functions described in its charter, including:

- Oversees the composition, structure and evaluation of the Board and its committees;
- Conducts, together with the Human Capital and Compensation Committee and Lead Director, an annual performance evaluation of the Chief Executive Officer;
- Reviews, considers, and acts upon related person transactions;
- Reviews succession plans for the Chairman and committee chairs, as well as the Chief Executive Officer, and recommends individuals to fill these positions;
- Reviews various components of our ESG framework, including our ESG oversight structure, overall ESG strategy and material disclosures regarding the oversight process and our ESG initiatives, and, if appropriate, make recommendations to the Board concerning the same;
- Develops and recommends Corporate Governance Guidelines for Board approval; and
- Monitors and screens directors for independence and recommends to the Board qualified candidates for election as directors and to serve on Board committees.

The Nominating and Governance Committee held five meetings during Fiscal 2024.

The Nominating and Governance Committee oversees and reports to the Board on corporate governance risks, including Board and committee membership, director independence and related person transactions. See "Risk management" on page 26 for key risk oversight responsibilities.

Human Capital and Compensation Committee



Jennifer L. Vogel
Chair

Members
Anthony K. Anderson*
John W. Dietrich
Robert F. Leduc
Ellen M. Lord
Peter Pace

* Mr. Anderson's term will expire at the Annual Meeting due to his decision not to stand for re-election.

Role and responsibilities

The Human Capital and Compensation Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and our Categorical Standards for Determining Director Independence.

The Human Capital and Compensation Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Committee and the Board annually. The full text of the Committee charter appears on our website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Human Capital and Compensation Committee is primarily concerned with establishing, reviewing and approving Chief Executive Officer compensation, reviewing and approving other senior executive compensation and overseeing our stock plans and other executive compensation and employee benefit plans and human capital management and related initiatives. The Committee performs the specific functions described in its charter, including:

- Sets the compensation of the Chief Executive Officer and, together with the Nominating and Governance Committee and Lead Director, conducts an annual performance review of the Chief Executive Officer;
- Reviews and approves compensation policies and practices for all elected corporate officers, including named executive officers;
- Administers our short-term incentive plan and the long-term incentive stock plan, and reviews and monitors awards under such plans, including, if desired, by delegating to the Chief Executive Officer in his capacity as a director of the Company, the authority, consistent with applicable law, to grant to persons other than himself and any Section 16 officers of the Company stock-based awards under incentive compensation and stock plans of up to an aggregate of 50,000 shares in any one fiscal year and in accordance with the terms of such plans;
- Recommends director compensation and benefits to the Board for approval;
- Reviews and approves any clawback policy allowing the Company to recoup compensation paid to employees;
- Oversees administration of certain other employee benefit, director deferred compensation, savings and retirement plans;
- Reviews succession plans for Company officers other than the Chief Executive Officer; and
- Reviews our activities with respect to our human capital function, including succession planning and talent development.

The Committee may, in its discretion, delegate its duties and responsibilities to a subcommittee of the Committee or to other directors and officers of the Company as it deems appropriate and to the extent permitted by applicable laws and regulations of the SEC and NYSE.

The Human Capital and Compensation Committee held six meetings during Fiscal 2024. Information about the roles of the Committee's independent compensation consultant and management in the executive compensation process is set forth under "Executive compensation — Compensation, discussion and analysis."

The Human Capital and Compensation Committee oversees and reports to the Board on our cash bonus and stock-based compensation programs to ensure that they are appropriately structured to incentivize officers and key employees while avoiding unnecessary or excessive risk-taking. See "Risk management" on page 26 for key risk oversight responsibilities.

Audit Committee



Marc J. Walfish
Chair

Members
Michael R. Boyce
John W. Dietrich
Robert F. Leduc
Duncan J. McNabb
Peter Pace

Role and responsibilities

The Audit Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and our Categorical Standards for Determining Director Independence. The Board has determined that each Committee member is financially literate and that each of Messrs. Walfish, Boyce, Dietrich, Leduc, McNabb and Pace is an "audit committee financial expert" within the meaning of applicable SEC rules.

The Audit Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Committee and the Board annually. The full text of the Committee charter appears on our website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Audit Committee's primary responsibility is to assist the Board in fulfilling its duty to stockholders to oversee and review: the quality and integrity of our financial statements and internal controls over financial reporting; the qualifications, independence and performance of our independent registered public accounting firm; and the performance of our Internal Audit function.

The Audit Committee performs the specific functions described in its charter, including:

- Approves and engages the independent registered public accounting firm that audits our consolidated financial statements;
- Pre-approves all non-audit and audit-related services furnished by the independent registered public accounting firm;
- Maintains communication between the Board and the independent registered public accounting firm;
- Monitors the qualifications, independence and performance of the independent registered public accounting firm;
- Oversees and reviews our financial reporting processes and practices;
- Oversees and reviews the quality and adequacy of internal controls over financial reporting, disclosure controls and the organization and performance of our internal audit department;
- Reviews the scope and results of audits;
- Oversees the internal and external review of quantitative environmental data and related disclosures included in our ESG reports;
- Oversees our compliance program;
- Oversees our enterprise risk management program, including environmental (such as climate) risks; and
- Meets with the independent registered public accounting firm representatives and internal audit department representatives without members of management present.

The Audit Committee held five meetings during Fiscal 2024. The Audit Committee reviews and assesses management's processes for managing risks relating to accounting, financial reporting, investment, tax and legal compliance, risks identified by our internal and external auditors, and matters raised through our ethics hotline. See "Risk management" on page 26 for key risk oversight responsibilities.

The Audit Committee oversees the enterprise risk management process, which is led by our internal audit department and includes developing and implementing risk mitigation strategies, overseeing the effectiveness of the risk mitigation strategies, and reporting to the Committee. The results of our enterprise risk management process are reported to the Committee to review and discuss our principal risks and outline the risk mitigation approach for addressing these risks.

Aviation Safety and Training Committee



Duncan J. McNabb
Chair

Members
Robert F. Leduc
Ellen M. Lord
Billy J. Nolen

Role and responsibilities

The Aviation Safety and Training Committee is comprised entirely of independent directors, as determined by our Categorical Standards for Determining Director Independence.

The Aviation Safety and Training Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Committee and the Board annually. The full text of the Committee charter appears on our website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Aviation Safety and Training Committee assists the Board in the oversight of aviation safety matters relating to our operations as described in its charter. The Committee performs the specific functions described in its charter, including:

- Monitors policies and processes relating to the delivery of services and products in a manner to promote safety;
- Monitors efforts to ensure the safety of employees and create a culture of safety compliance; and
- Periodically reviews all aspects of aviation safety as it may affect business operations including, without limitation:
  - The Federal Aviation Administration's Voluntary Disclosure Reporting Program;
  - Regulatory findings and corrective actions;
  - Safety training and programs; and
  - Our safety management system and reporting of injury/lost time and aircraft damage/accidents, and any response thereto.

The Aviation and Safety Training Committee held four meetings during Fiscal 2024.

The Aviation Safety and Training Committee oversees and reports to the Board on aviation safety-related risks. See "Risk management" on page 26 for key risk oversight responsibilities.

Executive Committee



John M. Holmes
Chair

Members
Anthony K. Anderson*
Jennifer L. Vogel
Marc J. Walfish

* Mr. Anderson's term will expire at the Annual Meeting due to his decision not to stand for re-election.

Role and responsibilities

The Executive Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Board annually. The full text of the Committee charter appears on our website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Executive Committee is authorized to meet between meetings of the Board and exercise certain powers of the Board with respect to urgent matters or other matters referred to it by the Board for deliberation or action, subject to limitations imposed by the Committee's charter, the Board, applicable law and the Company's By-Laws.

The Executive Committee did not meet during Fiscal 2024.

Board, management and employee interaction

The Board and its committees receive information from, and have regular access to, individual members of management responsible for managing risk, including the Company's President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor, the Chief Compliance Officer and the business group leaders.

The directors, when possible, also meet each quarter with a broader group of the Company's employees at regularly scheduled Board dinners and in other informal settings to learn more about the Company's businesses, employees and culture. The Board also periodically holds meetings at a Company facility other than the corporate headquarters to promote interaction with local management and employees and allow directors a first-hand opportunity to inspect and better understand the Company's business operations.

Executive sessions

The independent directors of the Board meet in executive session without management as part of each regular Board meeting and otherwise when circumstances make it advisable or necessary. The independent directors also hold meetings with and without the Chairman of the Board. The Lead Director presides at all executive sessions of the independent directors. The independent directors met separately as a group on four occasions in Fiscal 2024.

Board structure

Board leadership

The Board determines the appropriate leadership structure for the Board and the Company consistent with the best interests of stockholders. The Board regularly reviews the Company's leadership structure. The leadership structure is intended to promote strong oversight, encourage open and independent viewpoints, and contribute to the long-term success of the Company and the effective performance of the Board. For these reasons, the Board believes that having a consolidated Chairman and Chief Executive Officer role is in the best interests of our stakeholders at this time.

Marc J. Walfish serves as the Independent Lead Director of the Board of Directors, a position established under the Corporate Governance Guidelines and elected annually by the independent directors.

The following provides a brief description of the key responsibilities of our Chairman, President and Chief Executive Officer and our Lead Independent Director:



John M. Holmes
Chairman, President and Chief Executive Officer

Key responsibilities

- Chairs Board meetings and annual meetings of stockholders
- Has the authority to call Board meetings
- Collaborates on Board meeting agendas, meeting schedules and information sent to the Board
- Chairs the Executive Committee of the Board
- Manages our day-to-day operations
- Develops and implements our business strategy and capital allocation strategy
- Serves as our principal spokesperson
- Represents the Company to customers, suppliers and industry partners



Marc J. Walfish
Lead Independent Director

Key responsibilities

- Presides at all Board meetings when the Chairman is not present
- Has the authority to call Board meetings and meetings of the independent directors
- Chairs executive sessions of the independent directors
- Consults with and serves as a liaison between the Chairman, President and Chief Executive Officer and the independent directors
- Facilitates the Board and Board Committee self-evaluation process and participates in the Chief Executive Officer evaluation process

Board practices and policies

Board meetings and attendance

During Fiscal 2024, the Board held ten meetings. All current directors attended at least 75% of the Board meetings and meetings of Board committees on which they served in Fiscal 2024.

Our Corporate Governance Guidelines provide that directors are expected to attend all stockholder meetings. All directors serving at the time attended the Company's 2023 annual meeting of stockholders except for Mr. Dietrich and Mr. Leduc, who were unable to attend due to scheduling conflicts.

Board and committee evaluations

Our Nominating and Governance Committee conducts an annual evaluation of the performance of the Board. The Board's Lead Director reports the evaluation results — which include an assessment of the Board's performance as well as the identification of specific areas for improvement — to the full Board. Each Board committee also conducts an annual evaluation of its performance and reports the results to the full Board.

Board refreshment

In order to take a more holistic and active approach to managing the composition of the Board, the Board eliminated its mandatory retirement age policy in its Corporate Governance Guidelines in 2023. The Board reviews succession planning on an annual basis, and evaluates director skills, experience, diversity, qualifications and other attributes, including tenure and age, before nominating directors for re-election. Recognizing the value of continuity of directors who have experience with the Company, there are no limits on the number of terms a director may hold office. As an alternative to term limits, the Board's goal is to seek to maintain an average tenure of ten years or less for the independent directors as a group.

Corporate governance guidelines

The Board adopted Corporate Governance Guidelines to codify its policies and procedures and to demonstrate its commitment to corporate governance best practices. These Guidelines address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, management evaluation and succession, and the annual performance evaluation of the Board. These Guidelines are reviewed and approved annually by the Nominating and Governance Committee and the Board. The full text of these Guidelines appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Code of conduct

"AAR's culture of ethics and compliance depends upon leadership by example, a commitment to shared values, an environment where employees are encouraged to speak up, and a respect for cultural diversity and inclusion."

– John M. Holmes, Chairman, President & CEO

The Company's Code of Conduct adopted by the Board applies to all directors, officers, and employees, including the President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor and the business group leaders.

The purpose of the Code of Conduct is to promote the highest ethical standards in the Company's business practices and procedures, including: the ethical handling of actual or apparent conflicts of interest; full, fair and timely disclosure; and compliance with applicable laws and governmental rules and regulations.

Employees are encouraged to report to the Company any conduct that they believe in good faith to be in violation of the Code of Business Ethics and Conduct. The Company has a strict non-retaliation policy for employees who report good-faith violations of the Code of Business Ethics and Conduct. We post any amendments to the Code of Conduct and any waivers from the Code granted by the Board to directors or executive officers on the Company's website, as required under SEC rules. The full text of the Code of Conduct appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Director orientation and continuing education

We hold director orientation sessions with new directors to familiarize them with our businesses, business strategies and corporate policies and practices. Our goal is to assist our new directors in understanding the Company and developing the skills and knowledge that they need to serve the interests of our stockholders. We regularly provide education materials to our directors on leadership, governance, compensation, risk and other topics of interest to public company directors. We also make external continuing education programs available to our directors to help them maintain and enhance their skills and knowledge in carrying out their ongoing responsibilities as directors of a public company. We reimburse directors for the cost of and reasonable expenses incurred in attending director education programs.

Ethics hotline

The Company maintains an ethics hotline through an independent third-party provider to receive confidential complaints, information, suggestions or recommendations concerning the Company, its officers, directors, employees, policies, procedures, employment and business practices, accounting or audit matters, financial reporting or compliance with other Company policies or applicable regulatory or legal requirements. The ethics hotline, which is toll-free and also accessible through the Company's website, permits individuals to identify themselves or remain anonymous at their election.

Related person transaction policy

The purpose of the written Related Person Transaction Policy, as adopted by the Board, is to provide for the identification, review, and consideration of transactions between the Company or its subsidiaries and any related persons. "Related persons" means: the Company's directors; director nominees; executive officers; greater than five percent beneficial owners of the Company's voting securities; members of their immediate families; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner, a principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Under the Policy, any related person transaction involving amounts in excess of $120,000 must be reviewed, considered, and approved by the Board directly or through the Nominating and Governance Committee. Review of a proposed related person transaction takes into consideration the purpose of, and the potential benefits to the Company from, the related person transaction and the impact of the related person transaction on a director's independence in the event that the related person is a director or an immediate family member of a director. No member of the Board or the Nominating and Governance Committee may participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

The Policy provides that the Company may undertake certain pre-approved related person transactions (e.g., transactions in which the related person's interest derives solely from his or her service as a director of another corporation or entity that is a party to the transaction) without further specific review, consideration and approval.

The Board reviewed and approved the following related person transaction currently in effect and concluded that the transaction was fair and in the best interests of the Company:

- The Company entered into a consulting agreement with Mr. Storch, our former Chief Executive Officer and Chairman of the Board, as of September 20, 2022, effective upon his retirement from the Board on January 10, 2023, and in effect through the earlier of: (1) our 2024 annual meeting, (2) his death or disability, or (3) the termination of the agreement by the Company in the event of his uncured material breach of the agreement. The compensation paid to Mr. Storch under the agreement is an annualized amount of $400,000 per year, payable in arrears in equal monthly installments, reimbursement of travel and related business expenses in accordance with Company policy, and information technology support services. Mr. Storch received $399,996 in consulting fees from the Company in Fiscal 2024.

Communications with the board of directors

Stockholders and other interested parties may communicate with the Board, the Chairman of the Board, the Lead Director, the independent directors as a group, or any individual director or Committee Chair by mail addressed to:

AAR CORP.
Attention: Independent Directors, Lead Director or the name of the individual director
c/o Secretary
1100 North Wood Dale Road
Wood Dale, Illinois 60191

The independent members of the Board have approved procedures for the processing, review and disposition of all communications sent by stockholders or other interested parties to the Board. The Secretary forwards communications relating to matters within the Board's purview to the appropriate directors, communications relating to matters within a Board committee's area of responsibility to the chair of the appropriate committee and communications relating to ordinary business matters to the appropriate Company officer. The Secretary generally does not forward complaints about service, new services suggestions, resumes and other forms of job inquiries, surveys, business solicitations, advertisements or inappropriate communications.

Director compensation

The Board reviews director compensation annually to ensure that it is fair, appropriate and in line with AAR's peer group companies. The Board's policy is to periodically undertake an in-depth analysis of the type and amount of each element of director compensation in consultation with the Human Capital and Compensation Committee's independent compensation consultant.

The Fiscal 2024 director compensation program, as approved by the Board, consists of the following compensation elements:

Compensation element	Fiscal 2024 non-employee director compensation program
Board chair additional annual retainer	None*
Non-employee director annual retainer	$95,000
Lead director additional annual retainer	$30,000
Audit Committee chair annual retainer	$20,000
All other Committee chair additional annual retainer	$15,000
Annual restricted stock award	Shares of common stock with a total grant date dollar value of $125,000 (vesting after one year)**

*   Our current Chairman, John M. Holmes, does not receive any director-related compensation because he is an employee of the Company.

**   The amount shown was the total grant date dollar value of the annual restricted stock award granted on June 1, 2023, which was the beginning of Fiscal 2024. This amount was increased to $135,000 for the award granted on June 1, 2024, which is the beginning of Fiscal 2025.

All retainers are paid quarterly. The annual stock award for Fiscal 2024 had an effective date of June 1, 2023 and a vesting date of June 1, 2024, subject to the director's continued service through such date.

Each non-employee director, upon being elected a director, receives term life insurance coverage of $200,000 (unless or until they notify the Company that they wish to opt out of coverage and sign a waiver) and is eligible (along with their spouse, as applicable) to participate in a Company-paid annual physical program. The Company also reimburses its non-employee directors for travel, lodging and related expenses that they incur in attending Board and committee meetings and for other Company business expenses.

Cap on director compensation

Our stock plan, as approved by the Company's stockholders, caps the annual compensation of non-employee directors at $500,000 per director. This cap takes into account all cash and non-cash compensation (including the grant date fair value of all stock awards) paid in a single fiscal year.

The reasons for this cap on director compensation are to protect against conflicts of interest given that the directors approve their own compensation and to ensure that directors receive fair and reasonable, but not excessive, compensation for their services.

Ability to defer director compensation

Non-employee directors may elect to defer receipt of their compensation under the Company's Non-Employee Directors' Deferred Compensation Plan (the "Director Plan"). Under the Director Plan, non-employee directors may defer retainers and stock awards into (a) a stock account, with the deferred compensation converted into stock units equivalent to shares of common stock based on the then current stock price, or (b) a cash account, with the deferred compensation credited with interest quarterly based on the 10-year United States Treasury Bond rate. Distributions of deferred compensation are made, at the participant's election, in cash or in shares of common stock. Distribution occurs upon termination of service on the Board or on other dates as specified by the participant.

Director compensation table

Fiscal 2024 director compensation

The table below sets forth all compensation paid to each non-employee director for Fiscal 2024.

Name[1]	Fees earned or paid in cash ($)[2]	Stock awards ($)[3]	Option awards ($)[4]	All other compensation ($)[5]	Total ($)
Anthony K. Anderson	120,469	125,000	—	12,055	257,524
Michael R. Boyce	95,000	125,000	—	7,513	227,513
John W. Dietrich	95,000	125,000	—	1,865	221,865
Jeffrey N. Edwards	18,587	31,045	—	—	49,632
Robert F. Leduc	95,000	125,000	—	3,842	223,842
Ellen M. Lord	95,000	125,000	—	15,406	235,406
Duncan J. McNabb	121,250	125,000	—	6,700	252,950
Billy J. Nolen	61,071	95,000	—	1,088	157,159
Peter Pace	95,000	125,000	—	1,865	221,865
Jennifer L. Vogel	118,949	125,000	—	—	243,949
Marc J. Walfish	160,000	125,000	—	1,865	286,865

[1] Mr. Holmes is not included in this table because, as an employee director of the Company, he received no additional compensation for his service as a director in Fiscal 2024. Mr. Holmes's compensation is set forth in the Summary Compensation Table in this proxy statement. Mr. Edwards's and Mr. Nolen's compensation for Fiscal 2024 was pro-rated based on their appointments to the Board on March 19, 2024 and October 10, 2023, respectively.

[2] The following table provides a breakdown of director fees earned or paid in cash for Fiscal 2024. Messrs. Leduc and Walfish elected to defer their retainers pursuant to the Company's Non-Employee Directors' Deferred Compensation Plan.

Name	Annual retainer ($)	Committee chair retainer fees[6] ($)	Lead director fee ($)	Total ($)
Anthony K. Anderson	95,000	25,469	—	120,469
Michael R. Boyce	95,000	—	—	95,000
John W. Dietrich	95,000	—	—	95,000
Jeffrey N. Edwards	18,587	—	—	18,587
Robert F. Leduc	95,000	—	—	95,000
Ellen M. Lord	95,000	—	—	95,000
Duncan J. McNabb	95,000	26,250	—	121,250
Billy J. Nolen	61,071	—	—	61,071
Peter Pace	95,000	—	—	95,000
Jennifer L. Vogel	95,000	23,949	—	118,949
Marc J. Walfish	95,000	35,000	30,000	160,000

[3] The amounts in this column reflect the aggregate grant date fair value of the Fiscal 2024 stock award of 2,426 shares of time-based restricted stock granted on June 1, 2023 to each non-employee director computed in accordance with FASB ASC Topic 718. These shares subsequently vested on June 1, 2024. General McNabb elected to defer his entire stock award. Mr. Edwards received 492 shares of time-based restricted stock and Mr. Nolen received 1,562 shares of time-based restricted stock. These shares subsequently vested on June 1, 2024.

[4] No stock options were granted to non-employee directors in Fiscal 2024. No current non-employee director held any stock options as of May 31, 2024.

[5] This column includes the cost of the annual physical program, reimbursements for travel, lodging and hotel expenses in connection with the annual physical program, and the cost of term life insurance coverage.

[6] The amounts in this column reflect fees paid within Fiscal 2024, which include (1) fees attributed to service between September 1, 2022, and August 31, 2023, and (2) fees attributed to service between September 1, 2023, and May 31, 2024. Committee chair compensation structure prior to September 1, 2023, reflected that chairs were paid annually in arrears at the end of the first quarter of the following fiscal year. The Committee chair compensation structure changed effective as of September 1, 2023, from which time chairs are paid quarterly in arrears. Mr. Anderson and Ms. Vogel received prorated chair retainer payments in August 2023 because Mr. Anderson became chair of the Nominating and Governance Committee on September 20, 2022, and Ms. Vogel became chair of the Human Capital and Compensation Committee on October 27, 2022.

Proposal 2
Executive compensation


AAR

Proposal 2 Advisory proposal to approve our Fiscal 2024 executive compensation

Our Board unanimously recommends that you vote **FOR** this resolution approving the Fiscal 2024 compensation paid to our named executive officers.

Proposal summary

We are asking you to approve the following advisory proposal — commonly known as a "say-on-pay" proposal — on the compensation awarded to our named executive officers for Fiscal 2024 as disclosed in this proxy statement:

> "**RESOLVED**, that the stockholders of the Company approve, on an advisory basis, the compensation of the named executive officers for Fiscal 2024 as reported in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, including the Compensation discussion and analysis, compensation tables and narrative discussion."

We hold an annual vote on say-on-pay because we believe it is important to obtain the input of our stockholders on our executive compensation program. Each year our Human Capital and Compensation Committee takes a careful look at the Company's executive compensation program to determine whether to make any design or implementation changes. Reasons to make changes may include the results of prior say-on-pay stockholder votes, stockholder feedback, the financial and operating performance of the Company, the performance of individual senior management members, peer group changes or market trends.

As in prior years, the Human Capital and Compensation Committee designed the Fiscal 2024 executive compensation program to align executive pay with Company performance in order to create an identity of interest between management and stockholders. This goal is accomplished principally through the payment of performance-based cash bonuses and the grant of equity awards.

The Board encourages you to read the "Compensation discussion and analysis" and the accompanying executive compensation tables in this proxy statement for a comprehensive description of the Fiscal 2024 executive compensation program.

All Fiscal 2024 executive compensation paid to the named executive officers was performance-based or at-risk compensation, other than base salaries, as shown below:

Plan	Performance goals or vesting criteria
FY24 short-term incentive plan – cash bonuses	• Adjusted diluted earnings per share from continuing operations • Adjusted net working capital turns
FY24 long-term incentive plan – time-based restricted stock	• Aligned with stockholder interests with three-year cliff vesting
FY24 long-term incentive plan – performance-based restricted stock	• Adjusted income from continuing operations • Average return on invested capital • Relative total stockholder return
FY24 long-term incentive plan – stock options	• Stock price appreciation

The charts below show the breakdown of variable compensation and fixed compensation paid to our named executive officers in Fiscal 2024. Because they only have value if the stock price appreciates, stock options are considered performance based for purposes of the charts below.


John M. Holmes
$2,242,800 Performance-based annual cash bonus
$2,454,041 Performance based stock
$818,019 Stock options
$818,111 Time-based restricted stock
$1,050,000 Base salary
Total percentage performance based 75%
Total percentage retentive 11%
Total percentage fixed 14%
Sean M. Gillen
$879,320 Performance-based annual cash bonus
$510,154 Performance based stock
$169,957 Stock options
$170,148 Time-based restricted stock
$494,000 Base salary
Total percentage performance based 70%
Total percentage retentive 8%
Total percentage fixed 22%
Jessica A. Garascia
$801,000 Performance-based annual cash bonus
$404,977 Performance based stock
$135,029 Stock options
$135,186 Time-based restricted stock
$450,000 Base salary
Total percentage performance based 70%
Total percentage retentive 7%
Total percentage fixed 23%
Christopher A. Jessup
$879,320 Performance-based annual cash bonus
$510,154 Performance based stock
$169,957 Stock options
$170,148 Time-based restricted stock
$494,000 Base salary
Total percentage performance based 70%
Total percentage retentive 8%
Total percentage fixed 22%
Tracey Patterson*
$733,360 Performance-based annual cash bonus
$210,063 Performance based stock
$69,982 Stock options
$370,015 Time-based restricted stock
$412,000 Base salary
Total percentage performance based 56%
Total percentage retentive 21%
Total percentage fixed 23%

* The time-based restricted stock granted to Ms. Patterson includes an award with a grant date fair value of $299,974 in connection with Ms. Patterson joining the Company in 2023 and represents an amount that was intended to replace compensation that Ms. Patterson had to forego in connection with her departure from her former employer.

Stockholder engagement

Please see "Stockholder engagement" and "Response to stockholder feedback" in the CD&A section for more details as to what we heard from our stockholders regarding our executive compensation program during our Fiscal 2023 engagement and how we responded to their feedback in designing the executive compensation program for Fiscal 2024.

Executive compensation program for Fiscal 2024

Our Human Capital and Compensation Committee believes that the executive compensation paid to our named executive officers in Fiscal 2024, in form and amount, was appropriate and in the best interests of the Company and its stockholders.

This say-on-pay advisory vote is not binding on the Board. The Board, however, will review and consider the voting results and other relevant factors in responding to this advisory vote.

Human Capital and Compensation Committee Fiscal 2024 report

The Human Capital and Compensation Committee of the Board of the Company furnishes the following report to the stockholders of the Company in accordance with applicable SEC rules.

The Human Capital and Compensation Committee reviewed and discussed the following "Compensation discussion and analysis" section of this proxy statement with the Company's management. Based on that review and discussion, the Human Capital and Compensation Committee recommended to the Board that the Compensation discussion and analysis be included in this proxy statement.

Respectfully submitted,

The Human Capital and Compensation Committee of the Board of AAR CORP.

Jennifer L. Vogel, Chair
Anthony K. Anderson, Member
John W. Dietrich, Member
Robert F. Leduc, Member
Ellen M. Lord, Member
Peter Pace, Member

Human Capital and Compensation Committee interlocks and insider participation

Messrs. Anderson, Dietrich and Leduc, General Pace and Ms. Vogel and Ms. Lord, all of whom are independent non-employee directors, are the current members of the Human Capital and Compensation Committee of the Board of the Company. None of the members of the Human Capital and Compensation Committee is or ever was an officer or employee of the Company or any of its subsidiaries, and none of the executive officers of the Company served on the board of directors or compensation committee of any entity whose officers served either on the Board of the Company or on the Human Capital and Compensation Committee of the Board of the Company.

Compensation discussion and analysis

Executive summary

Named executive officers

This Compensation discussion and analysis describes and explains our Fiscal 2024 executive compensation program for the following executive officers of the Company (the "named executive officers" or "NEOs"):



John M. Holmes
Chairman, President and Chief Executive Officer



Sean M. Gillen
Senior Vice President and Chief Financial Officer



Jessica A. Garascia
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary



Christopher A. Jessup
Senior Vice President and Chief Commercial Officer



Tracey Patterson
Senior Vice President and Chief Human Resources Officer

Financial highlights

AAR had continued strong financial performance for Fiscal 2024. Consolidated sales were $2.3 billion, diluted earnings per share from continuing operations were $1.29 and adjusted diluted earnings per share from continuing operations, a non-GAAP financial measure, were a record $3.33 (an increase of 16% from Fiscal 2023). During Fiscal 2024, we continued our strong focus on working capital management with cash flows from operating activities from continuing operations of $43.8 million, which included significant investments in inventory and licensing arrangements to support further growth.

For a definition of adjusted diluted earnings per share from continuing operations and a reconciliation of this measure to the closest comparable GAAP financial measure, see Appendix B.

Selected financial information

(dollars in millions except per share data) For the fiscal year ended May 31	2024 ($)	2023 ($)	2022 ($)
Sales	2,318.9	1,990.5	1,820.0
Operating income	129.2	133.9	106.9
Diluted earnings per share from continuing operations	1.29	2.52	2.16
Cash provided by operations – continuing operations	43.8	23.8	89.8

As of May 31			
Working capital	922.7	746.4	659.0
Total assets	2,770.0	1,833.1	1,573.9
Total debt	997.0	272.0	100.0
Equity	1,189.8	1,099.1	1,034.5

Key financial achievements

Sales



Adjusted diluted EPS from continuing operations*



*   See "Selected financial information" above for diluted EPS from continuing operations (GAAP) and Appendix B for a reconciliation of adjusted diluted EPS from continuing operations (non-GAAP) to the GAAP measure.

For more information about our Fiscal 2024 performance, please see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on July 18, 2024. For more information about our stock price performance, please see "Comparison of Cumulative Five-Year Total Return" in our Form 10-K.

Stockholder engagement

In Fiscal 2024, we continued our longstanding practice of regularly engaging with stockholders on a host of topics including company strategy and performance, corporate governance, sustainability, and other matters. Members of our senior management team participated from time to time in numerous investor meetings, calls, and conferences. These interactions allow investors the opportunity to meet, ask questions of, and provide advice to, our key executives. A member of the Board attends these meetings when requested by stockholders.

Any relevant feedback received from our stockholder outreach efforts is shared with and considered by our Board or Committees, as appropriate. Our engagement has generated valuable input that helps inform our decisions and strategy, including regarding executive compensation.

We also carefully consider the viewpoints of the proxy advisory firms that represent the interests of various stockholders, which further inform the actions that our Board and Human Capital and Compensation Committee take to enhance our executive compensation program.

Response to stockholder feedback

Our executive compensation program has generally received strong stockholder support (approximately 97% approval of say-on-pay in each of the four years prior to 2022 and 98.5% approval in 2023). In 2022, our say-on-pay proposal did not receive majority support, primarily due to a grant of one-time awards to our CEO that was viewed negatively by proxy advisors.

In 2022 and 2023, we conducted a comprehensive outreach campaign to solicit feedback from our stockholders on our executive compensation practices, which led to the 98.5% approval of our say-on-pay proposal in 2023 as noted above. The Human Capital and Compensation Committee (for purposes of this Compensation discussion and analysis, the "Committee") considered the feedback that it received during the outreach campaign when it evaluated and approved changes to our executive compensation program for Fiscal 2024. Below is a summary of the enhancements we made for Fiscal 2024 in response to investor feedback.

TOPIC	ENHANCEMENTS FOR FISCAL 2024
Limiting use of special one-time equity awards and increasing use of performance-based equity awards	In response to stockholder concerns, the Committee committed to both continue to limit the usage of one-time, special awards outside of our annual compensation program and, if granted to our executive officers, to include performance conditions when making such one-time, special awards (except in very limited circumstances where it is customary not to include performance conditions, such as grants to replace foregone compensation at the time of hire). To further demonstrate the Committee's commitment to performance-based compensation, the Committee made the following changes to the Company's annual executive compensation program for Fiscal 2024: • Increased the weighting of performance-based share awards (performance-based restricted stock) for executive officers in the long-term incentive plan from 50% to 60% and reduced the weighting of time-based share awards (*i.e.*, changing the components of the long-term incentive plan from 50% performance-based restricted stock, 25% options and 25% time-based restricted stock in the current program to 60% performance-based restricted stock, 20% options and 20% time-based restricted stock in the program for Fiscal 2024). • Broadened participation in our performance-based restricted stock program.
Eliminating the use of qualitative strategic goals as metrics for determining short-term incentive compensation in favor of quantitative and measurable financial goals	In response to stockholder feedback, the Committee made the following change to the Company's short-term incentive compensation program for Fiscal 2024: • Eliminated the qualitative strategic goals component of awards under the short-term incentive plan and reverted to a split of 80% earnings per share ("EPS") and 20% working capital turns (*i.e.*, changing the components from 60% EPS, 20% working capital turns and 20% strategic objectives in Fiscal 2023). The Committee continues to evaluate appropriate quantitative goals that can be introduced into the Company's short-term incentive compensation program, including potential quantitative ESG metrics.
Reducing the maximum payout opportunity for performance-based restricted stock awards in the long-term incentive program	In response to stockholder concerns, the Committee made the following change to the Company's executive compensation program for Fiscal 2024: • Reduced the maximum payout for performance-based restricted stock in the long-term incentive plan from 250% in the Fiscal 2023 program to 200% in the Fiscal 2024 program.
Anchoring the target payout of relative total shareholder return (TSR) (in relation to company-specific financial and operational metrics for determining long-term incentive compensation) at some level above median performance.	The Committee thoughtfully considered the varied stockholder feedback on the use of relative TSR as a performance metric for determining long-term incentive compensation. After careful consideration, the Committee made the following change to the Company's executive compensation program for Fiscal 2024 in response to stockholder feedback: • Established the TSR target payout at out-performance of the market rather than median performance (*i.e.*, 55th percentile as compared to 50th percentile used in the Fiscal 2023 program).

We remain committed to giving our investors clear and concise proxy statement disclosure so that they can fully understand our executive compensation program and, in turn, vote on an informed basis on our say-on-pay proposal. To that end, our proxy statement disclosure explains both how our executive compensation program operates and how it aligns the interests of our executives with the long-term investment interests of our stockholders.

Our ongoing, open dialogue with our stockholders helps ensure that our Board and management regularly consider investor perspectives. The Human Capital and Compensation Committee continues to believe in flexibility to properly incentivize and reward management for successfully managing the Company in unusual circumstances and positioning it for future growth. This flexible approach to executive compensation is consistent with our Board's priorities to guide the Company in the proper strategic direction.

Executive compensation highlights

Pay-for-performance and stockholder alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: adjusted diluted earnings per share from continuing operations (80%) and adjusted net working capital turns (20%).
- The Fiscal 2024 long-term incentive program is 100% equity based, consisting of performance-based restricted stock (60%), stock options (20%) and restricted stock awards (20%).
- Performance-based restricted stock for Fiscal 2024 is linked to three key performance metrics: adjusted income from continuing operations (70%), return on invested capital (20%) and relative total stockholder return (10%).
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the market.
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term – is consistent with competitive best practices.

Cash bonuses under the Fiscal 2024 short-term incentive plan

Strategic goal	Compensation measure	
Drive profitability and deliver value to stockholders	**80%**	Adjusted diluted earnings per share from continuing operations
Make efficient use of stockholder capital in support of Company sales	**20%**	Adjusted net working capital turns

Performance-based restricted stock under the Fiscal 2024 long-term incentive plan

Strategic goal	Compensation measure	
Increase profitability and deliver value to stockholders	**70%**	Adjusted income from continuing operations
Enhance efficiency in allocating capital to generate higher returns	**20%**	Average return on invested capital
Outperform peer group companies* in generating stockholder value	**10%**	Relative total stockholder return

* Reflects a custom group of companies that derive a significant portion of their revenues from commercial aviation-linked businesses. For Fiscal 2024, this group included AerSale Corporation, Alaska Air Group, Allegiant Travel Company, American Airlines Group Inc., Atlas Air Worldwide Holdings, Inc., Delta Air Lines, Inc., Hawaiian Holdings, Inc., Heico Corporation, Hexcel Corporation, JetBlue Airways Corporation, Moog Inc., Southwest Airlines Co., Spirit AeroSystems Holdings, Inc., Spirit Airlines, Inc., The Boeing Company, Triumph Group, Inc., United Airlines Holdings, Inc., and Woodward, Inc.

Executive compensation program enhancements

We continue to be committed to pay-for-performance. In response to previous feedback from stockholders, our Human Capital and Compensation Committee made enhancements to our executive compensation program for the fiscal year ending May 31, 2024. See "Compensation discussion and analysis – Response to stockholder feedback" for further information.

We will continue to consider investor feedback relating to our executive compensation program.

Our executive compensation goals and philosophy

Our executive compensation program has three principal goals:

Engage executive talent

Attract and retain talented executives capable of producing outstanding business results for the Company and its stockholders.

Align pay and performance

Motivate and reward executives by paying for performance in a manner that reflects the Company's performance, business group performance and individual performance.

Diversify pay mix

Provide compensation that strikes a proper balance between short-term and long-term compensation, and between fixed compensation and at-risk performance compensation, and between cash and stock compensation, with an emphasis on stock compensation to align the interests of executives with the interests of the Company's stockholders.

Our executive compensation philosophy for our named executive officers is to target compensation as follows:

Compensation element	Target
Base salary	**±10%** of market median
"Total annual cash compensation" (base salary **+** target annual cash bonus)	**±10%** of market median
"Total direct compensation" (base salary **+** target annual cash bonus **+** the grant date value of annual stock awards)	**±15%** of market median

Although targets are set with consideration to the market median, the program is designed to offer our named executive officers the opportunity to reach or exceed the market 75th percentile with exceptional performance.

The compensation opportunities for individual executives may vary depending on experience, effectiveness, performance and other relevant factors. By incentivizing and rewarding outstanding performance, our executive compensation program seeks to link the achievement of the Company's key business performance goals and stock price performance directly with the pay outcomes for our named executive officers.

Executive compensation practices

What We Do

- ✓ Annual say-on-pay stockholder vote
- ✓ Challenging performance targets under our incentive compensation plans
- ✓ Emphasis on performance-based or at-risk compensation
- ✓ Multi-year vesting periods for stock awards
- ✓ Limited perquisites
- ✓ "Double trigger" change-in-control provisions*
- ✓ Meaningful stock ownership and retention guidelines for directors and executive officers
- ✓ Prohibition on short sales, pledging and hedging transactions
- ✓ Claw-backs of incentive compensation in the event of certain financial restatements
- ✓ Annual assessment of incentive compensation plans

What We Do Not Do

- ✗ No tax gross-ups
- ✗ No repricing of stock options
- ✗ No dividends or dividend equivalents paid on stock or stock unit awards unless vesting conditions are met

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* All agreements with our named executive officers contain "double trigger" change-in-control provisions with the exception of the vesting of equity awards under a legacy agreement with our Chairman, President and Chief Executive Officer that was entered into in 2018.

The Company generally targets its annual pay mix for executive officers (particularly for its Chief Executive Officer) to place significant weight on performance-based and at-risk compensation over fixed compensation. This pay mix is reflected in the following breakdown of Fiscal 2024 target total direct compensation:

Fiscal 2024 compensation of our Chief Executive Officer, John M. Holmes

| 14% Base salary | 31% Performance-based annual cash bonus | 33% Performance-based restricted stock | 11% Stock options | 11% Time-based restricted stock |



Fiscal 2024 compensation of our other named executive officers as a group

| 23% Base salary | 40% Performance-based annual cash bonus | 20% Performance-based restricted stock | 7% Stock options | 10% Time-based restricted stock* |



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* The percentage includes an award of 5,148 shares of time-based restricted stock in connection with Ms. Patterson joining the Company in 2023.

Principal elements of our Fiscal 2024 executive compensation program

The table below describes and explains the purpose of the principal elements of the Fiscal 2024 executive compensation program for our named executive officers:

	Compensation element	Form of compensation	Performance period	Performance measures	Purposes of the compensation element
Annual compensation	**Base salary**	Cash	1 year	Individual performance and contributions Qualifications and responsibilities Experience and tenure with the Company Competitive salary considerations	Rewards individual performance and contributions consistent with an individual's position and responsibilities Provides competitive compensation Balances risk-taking concerns associated with performance-based compensation
Annual compensation	**Annual cash bonus**	Cash	1 year	80% Adjusted diluted earnings per share from continuing operations 20% Adjusted net working capital turns	Promotes retention of executive talent Provides short-term, cash-based incentive Measures performance against key corporate goals
Long-term incentive	**Stock options (20%)**	Stock	3 years (vesting period) Up to 10 years (option term)	Stock price	Promotes retention of executive talent Aligns payout directly with stockholder interests
Long-term incentive	**Time-based restricted stock (20%)**	Stock	3 years	Stock price	Promotes retention of executive talent Aligns payout directly with stockholder interests
Long-term incentive	**Performance-based restricted stock (60%)**	Stock	3 years	70% Adjusted income from continuing operations 20% Average return on invested capital 10% Relative shareholder return	Promotes retention of executive talent Ties payout to achievement of key corporate goals Aligns payout directly with stockholder interests

Our Human Capital and Compensation Committee's decision-making process for Fiscal 2024

Each year the Human Capital and Compensation Committee reviews our executive compensation program and the programs of other companies, including the Company's peer group companies. The Human Capital and Compensation Committee seeks to confirm that each compensation element of our program, as well as the compensation structure, is not only competitive within the Company's marketplace, but also is appropriate for the Company in light of its history, culture, performance and strategy. Particular attention is given to our stock price and total stockholder return to ensure proper alignment between executive compensation and stock price performance.

The Human Capital and Compensation Committee took the following actions in setting and approving executive compensation for Fiscal 2024.

January 2023

✓ Reviewed and approved the Company's Fiscal 2024 peer group.



June and July 2023

✓ Assessed the Company's prior year's target executive compensation against the target executive compensation of the Company's peer group companies and of other aerospace and defense companies.

✓ Assessed the Company's prior year performance against the performance of peer group companies.

✓ Considered other information available at the time relevant to the Fiscal 2024 executive compensation program (e.g., the prior year (Fiscal 2022) say-on-pay result and the CEO's recommendations).

✓ Set target Fiscal 2024 compensation — base salaries, annual cash bonuses and stock awards — for the Company's executive officers.



July 2024

✓ Approved Fiscal 2024 annual cash bonuses based on the Company's performance in Fiscal 2024.

Fiscal 2024 executive compensation

CEO pay in Fiscal 2024

In determining Mr. Holmes's Fiscal 2024 compensation, the Human Capital and Compensation Committee took into consideration the following principal factors:

- Mr. Holmes's outstanding leadership and performance in Fiscal 2024;
- Mr. Holmes's understanding of the Company's culture, strategy, business and operations, as well as the going-forward challenges facing the Company;
- A recognition that Fiscal 2024 would be Mr. Holmes's sixth year as a Chief Executive Officer, which is the median tenure for CEOs in the Company's peer group;
- A competitive pay analysis prepared by the Human Capital and Compensation Committee's independent compensation consultant in June 2023; and
- The Human Capital and Compensation Committee's belief that the substantial majority of Mr. Holmes's compensation should be contingent on performance, have retentive value, or be linked with stockholder interests.

Based on these factors, the Human Capital and Compensation Committee set Mr. Holmes's Fiscal 2024 target pay at $6,400,000, consisting of base salary of $1,050,000 (up 5% from Fiscal 2023), target cash bonus opportunity of $1,260,000 (120% of his base salary), and stock-based compensation with a target dollar value of approximately $4,090,000. Mr. Holmes' pay was increased to ensure that he is paid competitively.

Fiscal 2024 base salaries

The Human Capital and Compensation Committee believes that base salaries — representing fixed compensation — should be sufficiently competitive for AAR to attract and retain talented executives, but should be a less significant percentage of total compensation than performance-based compensation for AAR's executive officers.

The following table shows Fiscal 2023 and Fiscal 2024 annual base salaries for the named executive officers, as set by the Human Capital and Compensation Committee. The Fiscal 2024 increases in base salary became effective June 1, 2023. The 3% increases in salary are standard annual increases and the purpose of the 5% salary increases is to maintain competitiveness.

Named executive officer	Fiscal 2023 ($)	Fiscal 2024 ($)	Increase %
John M. Holmes	1,000,000	1,050,000	5
Sean M. Gillen	480,000	494,000	3
Jessica A. Garascia	430,000	450,000	5
Christopher A. Jessup	480,000	494,000	3
Tracey Patterson	400,000	412,000	3

Fiscal 2024 cash bonuses

Fiscal 2024 short-term incentive plan – setting targets

In July 2023, the Human Capital and Compensation Committee approved the Fiscal 2024 short-term incentive plan for the named executive officers. The Fiscal 2024 short-term incentive plan used two performance goals to determine annual cash bonuses: (1) the Company's earnings per share from continuing operations as adjusted (weighted 80%), and (2) the Company's adjusted net working capital turns (weighted 20%).

The following table shows each of the two performance goals at the threshold, target and maximum levels:

Performance goal		Threshold	Target	Maximum
80%	Adjusted diluted earnings per share from continuing operations (weighting)	$2.44	$3.05	$3.36
20%	Adjusted net working capital turns (weighting)	2.28	3.04	3.80

The adjusted diluted earnings per share from continuing operations target ($3.05) for Fiscal 2024 represents an increase from the prior year's target of $2.57 (an increase of $0.48) and the prior year's actual performance of $2.86 (an increase of $0.19).

The adjusted net working capital turns target (3.04) represents a decrease from the prior year's target of 3.05 (a decrease of 0.01) and the prior year's actual performance of 3.06 (a decrease of 0.02). The net working capital turns target is developed based on our business plan and incorporates necessary investments in inventory. The net working capital turns target would not necessarily be expected to increase every year as it could be impacted by the inventory investments necessary to drive growth.

The Human Capital and Compensation Committee believes adjusted diluted earnings per share from continuing operations and adjusted net working capital turns are critical performance measures of the Company's financial success. Adjusted diluted earnings per share from continuing operations measures the Company's performance in delivering earnings to stockholders, and adjusted net working capital turns measures the Company's effectiveness in using its working capital and, in particular, in using its cash.

- *"Adjusted diluted earnings per share from continuing operations"* is defined under the Fiscal 2024 short-term incentive plan as adjusted diluted earnings per share from continuing operations as disclosed by the Company in its earnings release furnished with the Securities and Exchange Commission, excluding non-GAAP items included on the Company's quarterly earnings releases, special charges or unusual or infrequent items incurred during the performance period, and as may be adjusted for changes in generally accepted accounting principles.

- *"Adjusted net working capital turns"* is defined under the Fiscal 2024 short-term incentive plan as net sales divided by adjusted average working capital, where working capital is defined as net accounts receivable plus net inventories minus accounts payable, excluding non-GAAP items included on the Company's quarterly earnings releases, special charges or unusual or infrequent items incurred during the performance period, including changes in the Company's accounts receivable financing program, and as may be adjusted for changes in generally accepted accounting practices.

In calculating adjusted diluted earnings per share from continuing operations and adjusted net working capital turns, the Human Capital and Compensation Committee has the discretion to exclude special charges or unusual or infrequent items incurred during the performance period and to adjust for changes in GAAP if it determines that such exclusions or adjustments are appropriate. The Committee exercises this discretion with respect to special charges infrequently, typically limiting it to situations where the special charge was non-recurring or unforeseen and not within the control of management. In addition, the Committee maintains the discretion to adjust amounts further downward.

The Fiscal 2024 annual cash bonus opportunities (in dollar amounts and as a percentage of base salary), at the threshold, target and maximum levels for the named executive officers are set forth in the table below, with performance between threshold and target levels and between target and maximum levels resulting in proportionate straight-line payouts:

	Threshold		Target		Maximum	
Named executive officer	Dollar amount ($)	Percent of base salary (%)	Dollar amount ($)	Percent of base salary (%)	Dollar amount ($)	Percent of base salary (%)
John M. Holmes	630,000	60	1,260,000	120	2,520,000	240
Sean M. Gillen	247,000	50	494,000	100	988,000	200
Jessica A. Garascia	225,000	50	450,000	100	900,000	200
Christopher A. Jessup	247,000	50	494,000	100	988,000	200
Tracey Patterson	206,000	50	412,000	100	824,000	200

Fiscal 2024 short-term incentive plan – approving payouts

For Fiscal 2024, we reported adjusted diluted earnings per share from continuing operations of $3.33 and achieved adjusted net working capital turns of 3.26. As noted, the Human Capital and Compensation Committee has the discretion under the short-term incentive plan to exclude or add back one-time special charges that it considers unusual or unforeseen and outside of management's control.

The adjusted net working capital turns of 3.26 resulted in a payout of 129% for that portion of the metric. Adjusted diluted earnings per share from continuing operations was $3.33, which has been adjusted to exclude non-GAAP adjustments externally reported of $2.04 which include acquisition, integration, and amortization expenses of $1.21, pension settlement charge of $0.76, Russian bankruptcy court judgment of $0.32, investigation and remediation compliance costs of $0.29, contract termination costs of $0.14, losses related to sale and exit of business of $0.07, severance charges of $0.01 and the tax effect on adjustments of $(0.76). The Human Capital and Compensation Committee determined that these adjustments were appropriate as they are the same adjustments made and reported in connection with the Company's earnings releases. The resulting payout for this metric was 190%.

Giving weighting to all of these items, the total payout under the short-term incentive plan was 178%, and the resulting bonuses for each named executive officer are listed below.

| | Fiscal 2024 short-term incentive plan | |
Named executive officer	Target bonus ($)	Actual bonus ($)
John M. Holmes	1,260,000	2,242,800
Sean M. Gillen	494,000	879,320
Jessica A. Garascia	450,000	801,000
Christopher A. Jessup	494,000	879,320
Tracey Patterson	412,000	733,360

In March 2024, we acquired the Product Support business, a leading global provider of MRO capabilities for critical aircraft components in the commercial and defense markets. No adjustments were made by the Human Capital and Compensation Committee to the short-term incentive plan for the acquisition of the Product Support business because, among other items, the Product Support business was part of the Company for only one quarter of Fiscal 2024, and the Product Support business's impact on Fiscal 2024 results was immaterial.

Fiscal 2024 stock awards

In July 2023, the Human Capital and Compensation Committee approved awards of performance-based restricted stock, time-based restricted stock and stock options to our named executive officers under the Fiscal 2024 long-term incentive plan. The Committee increased the percentage of the annual stock awards comprised of performance-based restricted stock from 50% for Fiscal 2023 to 60% for Fiscal 2024.

The Human Capital and Compensation Committee determined the types and dollar amounts of stock awards to be granted for Fiscal 2024, based on a number of factors, including:

- The Fiscal 2024 executive compensation assessment prepared by its independent committee consultant;
- The Company's budget for compensation expense;
- The Company's stock price;
- The Company's burn rate experience under its stock plan;
- The levels of responsibility, seniority and overall compensation of the participants; and
- The Chief Executive Officer's recommendations for participants other than himself.

Annual stock awards for named executive officers



| 60% Performance-based restricted stock | 20% Stock options | 20% Time-based restricted stock |

The Human Capital and Compensation Committee's use of performance-based restricted stock is intended to motivate executives to drive corporate performance, specifically with respect to adjusted income from continuing operations performance, adjusted return on invested capital performance and relative total stockholder return. The performance-based restricted stock is forfeited unless the Company achieves these performance goals at designated threshold levels over the three-year performance period. The Committee's use of stock options is intended to focus executives on stock price appreciation. Stock options only have value to an executive if the Company's stock price increases above its grant date value, thus providing a "win-win" for the executives and the Company's stockholders. The Committee's use of time-vested restricted stock is intended to promote retention and align the interests of our named executive officers with those of our stockholders. In these ways, the stock component of the Company's executive compensation program fully reflects a pay-for-performance emphasis.

Performance-based restricted stock

The Human Capital and Compensation Committee approved the following grants of performance-based restricted stock awards for Fiscal 2024:

Named executive officer	Fiscal 2024 performance-based restricted stock	
	Number of shares at target	Grant date fair value ($)
John M. Holmes	42,115	2,454,041
Sean M. Gillen	8,755	510,154
Jessica A. Garascia	6,950	404,977
Christopher A. Jessup	8,755	510,154
Tracey Patterson	3,605	210,063

The grant date fair value in the table above was based on the $58.27 closing price of the Common Stock on the July 24, 2023 date of grant.

The Human Capital and Compensation Committee designated adjusted income from continuing operations (weighted 70%), return on invested capital (weighted 20%) and relative total stockholder return (10%) as the three performance goals for the performance-based restricted stock under the Fiscal 2024 long-term incentive plan. The Committee believes these three measures are appropriate because they capture critical elements of the Company's performance over the three-year performance period beginning June 1, 2023 and ending May 31, 2026.

The performance-based restricted stock generally vests on July 31, 2026, subject to performance conditions. The Human Capital and Compensation Committee believes that performance-based restricted stock serves a valuable purpose aligning executive pay with the interests of stockholders.

The Fiscal 2024 long-term incentive plan provides that: performance below the threshold level results in a 0% payout; performance at the threshold level results in a 50% payout of the shares of performance-based restricted stock; performance at the target level results in a 100% payout; and performance at or above the maximum level results in a 200% payout. Performance between the threshold and target levels and between the target and maximum levels results in proportionate straight-line payouts.

The relative total shareholder return performance goal is 25th percentile at the threshold level, 55th percentile at the target level, and 80th percentile at the maximum level. The relative total shareholder return comparator group is a custom group of companies that derive a significant portion of their revenues from commercial aviation-linked businesses. For Fiscal 2024, this group included AerSale Corporation, Alaska Air Group, Allegiant Travel Company, American Airlines Group Inc., Delta Air Lines, Inc., Hawaiian Holdings, Inc., Heico Corporation, Hexcel Corporation, JetBlue Airways Corporation, Moog Inc., Southwest Airlines Co., Spirit AeroSystems Holdings, Inc., Spirit Airlines, Inc., The Boeing Company, Triumph Group, Inc., United Airlines Holdings, Inc., and Woodward, Inc.

Time-based restricted stock

The Human Capital and Compensation Committee approved the following grants of time-based restricted stock awards for Fiscal 2024:

Named executive officer	Fiscal 2024 restricted stock	
	Number of shares	Grant date fair value ($)
John M. Holmes	14,040	818,111
Sean M. Gillen	2,920	170,148
Jessica A. Garascia	2,320	135,186
Christopher A. Jessup	2,920	170,148
Tracey Patterson	6,350*	370,015

* The number of shares granted to Ms. Patterson includes an award of 5,148 shares of restricted stock in connection with Ms. Patterson joining the Company in 2023 and represents an amount that was intended to replace compensation that Ms. Patterson had to forego in connection with her departure from her former employer.

The grant date fair value in the table above was based on the $58.27 closing price of the Common Stock on the July 24, 2023 date of grant.

The restricted stock vests 100% on July 31, 2026. The Human Capital and Compensation Committee believes that time-based restricted stock serves a valuable purpose in helping to retain executives and reward them for building a career with the Company.

Stock options

The Human Capital and Compensation Committee approved the following grants of stock option awards for Fiscal 2024, subject to time-based vesting:

Named executive officer	Fiscal 2024 stock options	
	Number of shares	Grant date fair value ($)
John M. Holmes	32,320	818,019
Sean M. Gillen	6,715	169,957
Jessica A. Garascia	5,335	135,029
Christopher A. Jessup	6,715	169,957
Tracey Patterson	2,765	69,982

The grant date fair value in the table above was based on a Black-Scholes valuation, using the $58.27 closing price of the Common Stock on the July 24, 2023 date of grant.

The stock options vest $33^1/_3$% on each of July 31, 2024, July 31, 2025 and July 31, 2026. The Human Capital and Compensation Committee believes that stock options serve a valuable purpose in aligning executive pay with the interests of stockholders. Stock options, once vested, remain subject to the retention requirements under the Company's stock ownership guidelines.

Performance-based restricted stock – approving Fiscal 2022 award payouts

In July 2024, the Human Capital and Compensation Committee approved the payouts of shares of performance-based restricted stock under the Fiscal 2022 long-term incentive program (these grants were previously disclosed in the Company's 2022 proxy statement). The payout was determined by the Company's adjusted income from continuing operations, adjusted return on invested capital and total shareholder return performance for the three-year performance period that began on June 1, 2021 and ended on May 31, 2024 versus target performance goals as set forth below.

Performance Goal	Target	Actual*
Adjusted income from continuing operations (70%)	$235.8 million	$306.5 million
Adjusted return on invested capital (20%)	7.50%	9.06%
Relative total shareholder return (10%)	50th percentile	97th percentile

* Adjusted income from continuing operations has been adjusted as permitted under the plan to exclude "special charges" and unusual items of $125.8 million, consisting of non-GAAP adjustments externally reported which include acquisition, integration and amortization expenses of $49.8 million, pension settlement and severance charges of $30.6 million, investigation and remediation compliance costs of $18.9 million, Russian bankruptcy court judgment of $13.0 million, contract termination/restructuring costs and loss provisions, net of $7.7 million, losses related to sale and exit of business of $5.2 million, asset impairment and exit charges of $3.5 million, customer bankruptcy and credit charges of $2.5 million, costs related to strategic projects of $1.6 million, facility consolidation and repositioning costs of $0.2 million, recognition of foreign currency translation adjustments of $0.2 million, and loss on equity investments, net of $0.1 million partially offset by Government COVID-related subsidies, net of $(6.5) million and gain on settlement of purchase accounting liabilities of $1.0 million all net of the tax impact on the adjustments of $(33.9) million. Where applicable, return on invested capital has been adjusted for the certain of the special charges and unusual items listed above in addition to the impact of our accounts receivable financing program and Product Support business results, including its invested capital. The 97th percentile achieved for relative total shareholder return resulted in the maximum payout of 250% for this metric. The peer group used for relative shareholder return is the same as the peer group noted earlier for Fiscal 2024 performance-based stock awards.

Based on the Company's cumulative adjusted income from continuing operations, adjusted return on invested capital and total stockholder return for the performance period, as adjusted as outlined above, the Fiscal 2022 performance-based restricted shares had an overall achievement percentage of 250% of target and therefore were paid out as of the vesting date of July 31, 2024, as follows:

Named executive officer	Target number of shares granted in Fiscal 2022	Total shares paid out
John M. Holmes	16,960	42,400
Sean M. Gillen	10,600	26,500
Jessica A. Garascia	6,630	16,575
Christopher A. Jessup	5,370	13,425
Tracey Patterson*	—	—

* Ms. Patterson was not employed by the Company at the time of the Fiscal 2022 grant.

No adjustments were made by the Human Capital and Compensation Committee for the acquisition of the Product Support business because, among other items, the Product Support business was part of the Company for only one quarter of Fiscal 2024, and the Product Support business's impact on Fiscal 2024 results was immaterial.

Fiscal 2024 total direct compensation

The following table shows target total direct compensation (base salary + target annual cash bonus + the target value of annual stock awards) set for each named executive officer for Fiscal 2024, compared to actual total direct compensation received by each named executive officer for Fiscal 2024.

Named executive officer	Fiscal 2024 total direct compensation*		
	Target ($)	Actual ($)	Actual as a % of target
John M. Holmes	6,400,000	7,382,971	115%
Sean M. Gillen	1,838,000	2,223,579	121%
Jessica A. Garascia	1,575,000	1,926,192	122%
Christopher A. Jessup	1,838,000	2,223,579	121%
Tracey Patterson*	1,174,000	1,795,420	153%

* For Ms. Patterson, includes a time-based restricted stock award with a grant date fair value of $299,974 in connection with Ms. Patterson joining the Company in 2023 and represents an amount that was intended to replace compensation that Ms. Patterson had to forego in connection with her departure from her former employer.

Fiscal 2024 peer group

The Human Capital and Compensation Committee believes that total compensation opportunities for the Company's key executives, including the named executive officers, should be competitive with those offered by other companies competing for talent in the Company's employment market.

The goal of the Human Capital and Compensation Committee is to assemble a set of peer group companies that provide relevant pay and performance comparisons with the Company. The Committee and its independent compensation consultant recognize that any peer group of the Company will be imprecise given the Company's unique characteristics, the diversity of its businesses and the diversity of the markets in which the Company operates. They further recognize that there will be larger-sized and smaller-sized companies in the Company's peer group; companies that are competitors in some but not all of the Company's businesses; and other financial, business or market attributes that the peer group companies may or may not share with the Company.

When determining the Fiscal 2024 peer group, the Human Capital and Compensation Committee used the following criteria: company type; industry classification (using Standard and Poor's GICS codes); companies of comparable size to the Company by annual revenue (with secondary consideration given to market value); and business focus (organizations that conducted business similar in nature to that conducted by the Company).

Following its review and analysis, the Human Capital and Compensation Committee recommended and the Board approved a Fiscal 2024 peer group consisting of the following 16 companies:

- Aerojet Rocketdyne Holdings, Inc.
- Applied Industrial Technologies, Inc.
- Barnes Group, Inc.
- Crane Co.
- Curtiss-Wright Corporation
- Ducommun Incorporated
- Heico Corporation
- Hexcel Corporation
- Kaman Corporation
- Moog Inc.
- MSC Industrial Direct Co., Inc.
- Spirit Aerosystems Holdings, Inc.
- The Timken Company
- TriMas Corporation
- Triumph Group, Inc.
- Woodward, Inc.

The Fiscal 2024 peer group is the same as the Fiscal 2023 peer group. The Human Capital and Compensation Committee noted the following reasons supporting its selection of the Fiscal 2024 peer group:

- The business and financial comparability of the peer group, on balance, to the Company;
- The importance of year-to-year consistency in the comparisons of executive compensation;
- The fact that eight of the 16 companies in the Company's peer group were also listed as peer group companies by both ISS and Glass Lewis, which are large proxy advisory firms.

Recommendations of the Chief Executive Officer

The Human Capital and Compensation Committee may consider the Chief Executive Officer's recommendations but retains the ultimate decision-making authority and responsibility for compensation decisions affecting the Company's executive officers.

The Human Capital and Compensation Committee considered the recommendations of the Chief Executive Officer in making Fiscal 2024 cash bonus and stock award decisions for the executive officers other than the Chief Executive Officer. In making his recommendations, the Chief Executive Officer evaluated the performance of the executives during the prior year against pre-established performance goals. Some of the performance goals related to the financial performance of the Company or the executive officer's business group. Other performance goals were non-quantitative and related to leadership development, customer relationships, acquisition integration, diversity development, or similar Company initiatives. The Chief Executive Officer's recommendations reflected his assessment of an individual executive officer's overall contributions to the performance of the Company.

Other compensation information

The Human Capital and Compensation Committee also considered certain historical compensation data for the Company's executives. This data included summaries of cash and equity compensation received in past years by each executive officer. The Committee also reviewed the executives' total annual compensation, including cash and non-cash direct compensation, cumulative benefits and savings under retirement plans and equity compensation programs, perquisites and potential payments on termination of employment, whether on a change-in-control of the Company or otherwise. It reviewed the performance of the Company and the executive officers during the year, taking into account pre-established goals, operational performance, business responsibilities, career experience, and long-term potential to enhance stockholder value. The Committee reviewed internal pay comparisons among the Company's executives to ensure that the Company's executive compensation program reflects the executives' relative positions, responsibilities, and contributions to the Company.

Key executive compensation policies and practices

The following are key factors that also affect the executive compensation decisions made by the Human Capital and Compensation Committee for the Company's executives, including its named executive officers:

Stock ownership guidelines

The Company has stock ownership guidelines requiring directors and executive officers to own and retain a meaningful amount of the Company's stock.

The table below summarizes the current stock ownership guidelines:

Applicable persons	Stock ownership requirement market value
Non-Employee Directors	Lesser of $410,000 market value of shares or 20,000 shares (within four years of joining the Board)
CEO	6x base salary
Direct Reports to CEO	2x base salary
Other Executive Officers	1x base salary

Executive officers not in compliance with these guidelines must retain at least 50% of the net shares after the payment of the exercise price and the withholding of taxes in the case of an option exercise or the withholding of taxes in the case of the vesting of restricted stock. Failure to meet these stock ownership levels or to show sustained progress toward meeting them may result in a reduction in future stock awards. Stock values are measured as of each fiscal year-end, with unvested stock awards counted at 50% of their value and stock options counted at 0%.

All directors and named executive officers of the Company complied with the stock ownership requirements as of May 31, 2024.

Employment, severance and other agreements

The Company has an employment agreement with Mr. Holmes, its President and Chief Executive Officer, and as of May 31, 2024, had severance and change-in-control agreements in place with the remainder of the named executive officers. See "— Employment agreement with Mr. Holmes" for a description of the employment agreement between the Company and Mr. Holmes and "Potential payments upon a termination of employment or a change-in-control of the Company" for a description of the severance and change-in-control agreements with the remainder of the named executive officers.

The rationale for the employment agreement and the severance and change-in-control agreements is to provide an appropriate measure of security and incentive to the executive officers in line with market practice and to promote the Company's goal of senior leadership stability.

The Company has no tax gross-up provisions in any agreement with any executive officer and all executive agreements contain double trigger change-in-control provisions (except that the CEO's employment agreement contains a single trigger change-in-control provision for the vesting of equity, which has been in the agreement since its June 1, 2018 effective date).

Equity grant practices

The Human Capital and Compensation Committee meets from time to time to consider and act with respect to equity compensation awards for the Company's executive officers. As described, the Committee typically approves annual stock awards at its July meeting. The Committee — or the Chief Executive Officer pursuant to authority delegated by the Committee — also grants stock awards to newly hired or newly promoted employees at other times during the year. The grant date is the date on which the Committee acts to approve the award, unless the Committee establishes the grant date at a specified future date, such as following the release of earnings or other potentially material non-public information. Board and Human Capital and Compensation Committee meetings are generally scheduled a year in advance and without regard to anticipated earnings or other major announcements by the Company. The Company does not time the granting of its equity compensation awards to affect the value of its executive compensation.

During Fiscal 2024, the Company did not grant stock options (or similar awards) to any named executive officer during any period beginning four business days before and ending one business day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

Perquisites

We provide limited perquisites to our executive officers. See footnotes to the "All Other Compensation" column of the Summary Compensation Table for a description and valuation of these perquisites. The Human Capital and Compensation Committee believes these perquisites are reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Retirement benefits

The Company's named executive officers participate in one or more of the following retirement plans:

- Retirement Plan: A tax-qualified defined benefit plan whose benefit accruals ceased in June 2005. The Retirement Plan was terminated on May 31, 2022, and a plan distribution was made to the one named executive officer under the plan in July 2023.
- Retirement Savings Plan: A tax-qualified 401(k) savings plan available to all employees.
- SKERP: A non-qualified retirement plan that makes up 401(k) benefits that would otherwise be lost as a result of Internal Revenue Code limits and provides additional employer contributions.

The Human Capital and Compensation Committee views the retirement benefits for the named executive officers as reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Risk management

The Human Capital and Compensation Committee considered, with the assistance of its independent compensation consultant, whether the Company's compensation policies and practices in Fiscal 2024 for its employees, including the named executive officers, posed any significant risks or were reasonably likely to have a material adverse effect on the Company. The Human Capital and Compensation Committee determined that the Company's compensation policies and practices did not encourage excessive or inappropriate risk-taking and that they were not reasonably likely to have any such material adverse effect on the Company.

The Human Capital and Compensation Committee believes that the design and operation of the Company's executive compensation program are consistent with the Company's risk management strategies for the following reasons:

- The Fiscal 2024 executive compensation program was designed to provide a proper balance between cash and stock compensation, fixed and variable compensation, and short-term and long-term compensation. The Human Capital and Compensation Committee generally favors a heavier weighting of longer-term, stock compensation to align the executives' interests with the interests of stockholders, to promote performance and to encourage long-term value creation.
- Fiscal 2024 short-term incentive plan awards — performance-based cash compensation — were based on two different performance metrics: adjusted diluted earnings per share from continuing operations and adjusted net working capital turns, each of which provide benefits to the Company's stockholders. In any year, regardless of the Company's performance against these metrics, the Human Capital and Compensation Committee retains (and has exercised) the discretion to reduce any annual cash bonus for any reason.
- The balance built into the Fiscal 2024 short-term incentive plan was also reflected in the Fiscal 2024 long-term incentive plan awards, which consisted of performance-based restricted stock, stock options and time-based restricted stock. Each of these long-term equity-based incentive awards contains vesting periods designed to promote employee retention. They also are linked to the value of the Company's common stock, thus aligning the executives' interests with the interests of the Company's stockholders.
- The Company's stock ownership guidelines align the interests of directors and executive officers with the interests of stockholders, providing further assurance that decisions are made in the best interest of stockholders.
- The Human Capital and Compensation Committee, its independent compensation consultant and senior management work together to ensure that the aggregate level of executive compensation fits within the Company's budget.

Role of the independent compensation consultant

Semler Brossy served as the independent compensation consultant to the Human Capital and Compensation Committee in Fiscal 2024. Semler Brossy provides research, data analysis, market information and compensation plan design expertise and experience to the Human Capital and Compensation Committee. Semler Brossy assisted with the design and implementation of the Fiscal 2024 short-term and long-term incentive plans for the Company's senior executives and the development of the Company's peer group for executive compensation purposes. Semler Brossy also kept the Committee apprised of regulatory developments and market trends related to executive compensation practices. Representatives of Semler Brossy attended all meetings of the Human Capital and Compensation Committee in Fiscal 2024.

The Human Capital and Compensation Committee considered the independence of Semler Brossy in Fiscal 2024. The Human Capital and Compensation Committee's consideration of Semler Brossy's independence focused on the following factors:

- Semler Brossy provides no other services to the Company and received no other fees from the Company apart from its compensation for consulting with the Human Capital and Compensation Committee;
- The conflicts of interest policies and procedures of the Company and of Semler Brossy;
- The fact that the Semler Brossy employees who provided compensation consulting services did not own any shares of the Company's common stock;
- The lack of any relationships between Semler Brossy and members of the Company's Board; and
- The lack of any relationships between Semler Brossy and any of the Company's executive officers.

Based on this assessment, the Human Capital and Compensation Committee concluded that no conflicts of interest existed with respect to Semler Brossy and that Semler Brossy was independent of the Company.

Incentive compensation recoupment policy

In September 2023, the Human Capital and Compensation Committee adopted a compensation recoupment policy, incorporating the requirements of Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the relevant NYSE listing standards. Pursuant to this compensation recoupment policy, in the event that the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under securities laws, the Company will recover, reasonably promptly, any covered incentive-based compensation received by an executive officer (or other individual who is an officer for purposes of Section 16 of the Exchange Act) during the three preceding completed fiscal years, to the extent such compensation exceeds the amount that otherwise would have been received based on the restated amounts, computed without regard to any taxes paid. The compensation recoupment policy covers compensation that is granted, earned, or vested based wholly or in part upon the attainment of any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures, including stock price and total shareholder return.

The Company is required to recover all applicable compensation received by a covered officer in the event of an accounting restatement described above, unless the Human Capital and Compensation Committee has determined that recovery would be impracticable in accordance with Rule 10D-1 under the Exchange Act, and one of the specified exceptions under the compensation recoupment policy applies.

The compensation recoupment policy applies to incentive-based compensation received by covered officers after October 2, 2023. Incentive-based compensation received by the Company's executive officers prior to such date remains subject to the Company's prior claw-back policy. The prior claw-back policy provides for the recoupment of incentive compensation, including bonuses and equity-based grants and awards, paid to a current or former executive officer of the Company where such person's misconduct contributed to an accounting restatement of the Company's financial statements.

Insider trading, anti-hedging and anti-pledging policies

The Company maintains a strong insider trading policy aimed at ensuring that its directors, officers and employees do not use confidential or material non-public information in connection with the purchase, sale, and/or other dispositions in Company securities or in the securities of other companies with which the Company does business. The purpose of the insider trading policy is to promote compliance with applicable securities laws governing insider trading, including rules of the NYSE.

An important part of the Company's insider trading policy is the prohibition on directors, officers and employees engaging in short sales, market put and call options, margining and hedging, pledging or hypothecation of the Company's securities, except for pledging or hypothecation in connection with a cashless exercise of stock options issued by the Company. The Company discourages its directors, officers and employees from engaging in short-term speculative trading, and the prohibition on hedging and pledging securities is consistent with this perspective.

Executive compensation tables

Summary compensation table[1]

The following table sets forth compensation information for our named executive officers for Fiscal 2024, Fiscal 2023 and Fiscal 2022, as applicable:

Name and principal position	Year	Salary ($)[2]	Bonus ($)	Stock awards ($)[3]	Option awards ($)[4]	Non-equity incentive plan compensation ($)[5]	Change in pension value and non-qualified deferred compensation earnings ($)[6]	All other compensation ($)[7]	Total ($)
John M. Holmes President and Chief Executive Officer	2024	1,050,000	—	3,272,152	818,019	2,242,800	222	482,257	7,865,450
	2023	1,000,000	—	2,737,486	912,550	1,370,000	864	688,239	6,709,139
	2022	925,000	—	8,302,428	326,652	1,554,000	827	1,218,436	12,327,343
Sean M. Gillen Senior Vice President and Chief Financial Officer	2024	494,000	—	680,302	169,957	879,320	—	161,438	2,385,017
	2023	480,000	—	637,623	212,465	657,600	—	165,573	2,153,261
	2022	450,000	—	600,066	199,999	756,000	—	58,552	2,064,617
Jessica A. Garascia Senior Vice President, General Counsel, Chief Administrative Officer and Secretary	2024	450,000	—	540,163	135,029	801,000	—	128,839	2,055,031
	2023	430,000	—	375,036	125,031	589,100	—	137,961	1,657,128
	2022	412,000	—	375,135	124,916	692,160	—	46,333	1,650,544
Christopher A. Jessup Senior Vice President, Chief Commercial Officer	2024	494,000	—	680,302	169,957	879,320	—	182,799	2,406,378
	2023	480,000	—	637,623	212,465	657,600	—	194,827	2,182,515
	2022	450,000	—	801,088	102,532	756,000	—	86,331	2,195,951
Tracey Patterson[8] Senior Vice President and Chief Human Resources Officer	2024	412,000	—	580,078	69,982	733,360	—	29,627	1,825,047

[1] **General.** The Summary Compensation Table provides specific compensation information for the Company's named executive officers in accordance with applicable SEC rules. Please read the "Compensation discussion and analysis" section of this proxy statement for a more detailed explanation of the Company's executive compensation program in Fiscal 2024.

[2] **Salary.** In Fiscal 2024, each named executive officer received a base salary increase as follows: Mr. Holmes and Ms. Garascia – 5%, and Messrs. Gillen and Jessup and Ms. Patterson – 3%, in each case for the reasons stated in the "Compensation discussion and analysis" section of the proxy statement. Ms. Patterson joined the Company in February 2023.

[3] **Stock Awards.** The amounts in this column for Fiscal 2024 reflect the grant date fair values of the time-based restricted stock awards as well as the value of performance-based restricted stock awards at their target levels. These values were computed in accordance with FASB ASC Topic 718 based on the fair market value of the underlying common stock on the date of grant. The grant date fair values of the performance-based stock awards, assuming the performance conditions are met at the maximum level as required by SEC rules, are as follows: Mr. Holmes: $2,454,041; Mr. Gillen: $510,154; Ms. Garascia: $404,977; Mr. Jessup: $510,154; and Ms. Patterson: $210,063. In July 2023, the Human Capital and Compensation Committee made grants of time-based restricted stock awards and performance-based restricted stock awards pursuant to the Company's Fiscal 2024 Long Term Incentive Compensation Program to each named executive officer. The time-based restricted stock generally vests on July 31, 2026. The number of shares granted to Ms. Patterson includes an award of 5,148 shares of time-based restricted stock in connection with Ms. Patterson joining the Company in 2023 and represents an amount that was intended to replace compensation that Ms. Patterson had to forego in connection with her departure from her former employer.

The grant date fair values represent the Company's accounting expense for the grants made to the named executive officers in a given year. These amounts do not represent the actual value that may be realized by the named executive officers because an award may be forfeited or may not vest or may vest at a lower or higher level. The "Compensation discussion and analysis" section of this proxy statement contains additional information about the awards of performance-based restricted stock in Fiscal 2024. Vesting information is presented under "Executive Compensation — Outstanding Equity Awards at Fiscal 2024 Year End — Vesting."

[4] **Option Awards.** The amounts in this column for Fiscal 2024 reflect the grant date fair value of the stock option awards computed in accordance with FASB ASC Topic 718. In July 2023, the Human Capital and Compensation Committee made grants of stock options pursuant to the Company's Fiscal 2024 Long Term Incentive Compensation Program to each named executive officer. The stock awards vest in 1/3 installments beginning on July 31, 2024. See Note 7 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for Fiscal 2024 for an explanation of the assumptions made by the Company in the valuation of these awards.

The grant date fair values represent the Company's accounting expense for the grants of stock options made to the named executive officers in a given year. These amounts do not represent the actual value that may be realized by the named executive officers because a stock option may be forfeited, may not be exercised or may not vest. The "Compensation discussion and analysis" section of this proxy statement contains additional information about the awards of stock options granted in Fiscal 2024. Vesting information is presented under "Executive Compensation — Outstanding Equity Awards at Fiscal 2024 Year End — Vesting."

[5] **Non-Equity Incentive Plan Compensation.** The Fiscal 2024 amounts in this column are the performance-based cash bonuses earned by each of the named executive officers under the Company's Fiscal 2024 short-term incentive plan. The "Compensation discussion and analysis" section of this proxy statement contains additional information about the Fiscal 2024 bonuses.

[6] **Change in Pension Value and Non-Qualified Deferred Compensation Earnings.** This column shows the increased pension value under the Retirement Plan for Mr. Holmes, who is the only named executive officer with a benefit under the Retirement Plan. As part of the Retirement Plan termination, Mr. Holmes received a distribution of his plan benefit in July 2023. This column does not include any preferential or above-market earnings on deferred compensation as the Company does not pay such earnings on the deferred compensation of its named executive officers.

[7] **All Other Compensation.** The table below provides a breakdown, by type and amount, of the totals shown in the "All Other Compensation" column for each named executive officer in Fiscal 2024. As required by the SEC rules, the Company values perquisites based on the aggregate incremental cost to the Company. From time to time, executive officers may use our tickets to sporting venues for personal use. We believe there is no incremental cost associated with our executive officers using our tickets to sporting venues for personal use because the tickets are purchased in advance for the entire season with the intention that they be used for business purposes, they cannot be returned for a refund if they are unused and use for personal purposes occurs only if the tickets have not been reserved for use for a business purpose.

Named executive officer	Company 401(k) plan contributions ($)	Company SKERP contributions ($)	Perquisites and Other Personal Benefits* ($)	Total ($)
John M. Holmes	20,146	411,323	50,788	482,257
Sean M. Gillen	15,028	128,339	18,071	161,438
Jessica A. Garascia	10,154	103,445	15,240	128,839
Christopher A. Jessup	19,978	140,572	22,249	182,799
Tracey Patterson	9,803	—	19,824	29,627

* Amounts include club dues and expenses, financial planning and executive physicals, each of which was provided to one or more of our NEOs. The cost of any category of the listed perquisites and other personal benefits did not exceed the greater of $25,000 or 10% of total perquisites and other personal benefits for any NEO, except $37,012 for club dues and expenses for Mr. Holmes.

[8] Tracey Patterson joined the Company in February 2023.

Employment agreement with Mr. Holmes

We entered into an amended and restated employment agreement with John M. Holmes, effective when he became President and Chief Executive Officer of the Company on June 1, 2018, which agreement was amended on July 30, 2020, to, among other items, acknowledge that Mr. Holmes's compensation may be reduced temporarily to comply with the restrictions of the CARES Act in connection with the Company receiving financial assistance under that Act. The agreement has an automatic annual renewal provision, subject to either party's right to terminate.

The table below outlines the principal terms of Mr. Holmes's employment agreement.

Type of benefit	Description
Annual base salary	$900,000 as may be subsequently increased by the Human Capital and Compensation Committee ($1,050,000 as of May 31, 2024)
Annual cash bonus	Target cash bonus opportunity of 100% of base salary and a maximum opportunity based on achievement of performance goals established each year by the Human Capital and Compensation Committee (120% for Fiscal 2024)
Annual stock and stock option awards	As determined each year by the Human Capital and Compensation Committee
Perquisites and other benefits	Financial planning and tax preparation services (not to exceed $15,000 per calendar year); participation in the Company's executive physical program; club dues; and participation in the defined contribution portion of the Company's SKERP
Termination / Change-in-Control benefits	See "Potential payments upon a termination of employment or a change-in-control of the Company — Employment agreement with Mr. Holmes"

Agreements with other named executive officers

The Company has a severance and change-in-control agreement with the remainder of the named executive officers. See "Potential payments upon a termination of employment or a change-in-control of the Company" for information about these severance and change-in-control agreements.

Fiscal 2024 grants of plan-based awards

The following table sets forth information for each named executive officer with respect to:

- Estimated possible payouts under non-equity incentive plan award opportunities for Fiscal 2024;
- Estimated future payouts under equity incentive plan award opportunities for Fiscal 2024;
- Other stock awards made in Fiscal 2024; and
- Stock options granted in Fiscal 2024.

Named executive officer	Grant date[1]	Approval date[1]	Estimated possible payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]			All other stock awards: number of shares of stock or units (#)[4]	All other option awards: number of securities underlying options (#)[5]	Exercise or base price of option awards ($/sh)	Grant date fair value of stock and option awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John M. Holmes			630,000	1,260,000	2,520,000							
	7/24/23	7/11/23							14,040			818,111
	7/24/23	7/11/23				21,058	42,115	84,230				2,454,041
	7/24/23	7/11/23								32,320	58.27	818,019
Sean M. Gillen			247,000	494,000	988,000							
	7/24/23	7/11/23							2,920			170,148
	7/24/23	7/11/23				4,378	8,755	17,510				510,154
	7/24/23	7/11/23								6,715	58.27	169,957
Jessica A. Garascia			225,000	450,000	900,000							
	7/24/23	7/11/23							2,320			135,186
	7/24/23	7/11/23				3,475	6,950	13,900				404,977
	7/24/23	7/11/23								5,335	58.27	135,029
Christopher A. Jessup			247,000	494,000	988,000							
	7/24/23	7/11/23							2,920			170,148
	7/24/23	7/11/23				4,378	8,755	17,510				510,154
	7/24/23	7/11/23								6,715	58.27	169,957
Tracey Patterson			206,000	412,000	824,000							
	7/24/23	7/11/23							6,350			370,015
	7/24/23	7/11/23				1,803	3,605	7,210				210,063
	7/24/23	7/11/23								2,765	58.27	69,982

1   The Human Capital and Compensation Committee approved the annual stock award grants under the Company's Fiscal 2024 long-term incentive plan at its meeting on July 11, 2023, with a grant date of July 24, 2023.

2   Annual cash bonuses under the Company's Fiscal 2024 short-term incentive plan were subject to performance in Fiscal 2024, which has now occurred. The information in these columns reflects the range of potential payouts at the time the performance goals were set by the Human Capital and Compensation Committee at its meeting on July 11, 2023 and based on salary increases for Fiscal 2024 that were effective as of June 1, 2023.

3   The information in these columns shows the range of performance-based restricted stock grants that could be earned by the named executive officers under the Fiscal 2024 long-term incentive plan. The actual number of shares of performance-based restricted stock granted under the Fiscal 2024 long-term incentive plan is listed in the "Target" column. See the "Compensation discussion and analysis" section of this proxy statement for a description of the performance-based restricted stock awards under the Fiscal 2024 long-term incentive plan.

4   This column shows the number of shares of time-based restricted stock granted to the named executive officers under the Company's Fiscal 2024 long-term incentive plan on July 24, 2023. The number of shares granted to Ms. Patterson includes an award of 5,148 shares of time-based restricted stock in connection with Ms. Patterson joining the Company in 2023 and represents an amount that was intended to replace compensation that Ms. Patterson had to forego in connection with her departure from her former employer.

5   This column shows the number of shares subject to stock options granted to the named executive officers under the Company's Fiscal 2024 long-term incentive plan on July 24, 2023.

6   The grant date fair values of the restricted stock awards and the stock option awards were computed in accordance with FASB ASC Topic 718.

Outstanding equity awards at Fiscal 2024 year-end

The following table sets forth information for each named executive officer with respect to:

- Each stock option that remained outstanding as of May 31, 2024; and
- Each award of restricted stock that was not vested and remained outstanding as of May 31, 2024.

	Option awards[1]					Stock awards			
Named executive officer	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units of stock that have not vested ($)[3]	Equity incentive plan awards: number of unearned shares, units, or other rights that have not vested (#)[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[5]
John M. Holmes	12,803	—	—	35.26	07/10/27	188,470	13,379,485	102,655	7,287,478
	82,300	—	—	48.09	07/09/28	—	—	—	
	126,225	—	—	37.66	07/08/29	—	—	—	—
	47,624	—	—	18.94	07/13/30	—	—	—	—
	15,966	7,984	—	37.74	07/12/31	—	—	—	—
	208	104	—	50.93	03/25/32	—	—	—	—
	17,273	34,547	—	41.88	07/18/32	—	—	—	—
	—	32,320	—	58.27	07/24/33	—	—	—	—
Sean M. Gillen	5,385	—	—	37.66	07/08/29	13,295	943,812	29,505	2,094,560
	55,870	—	—	18.94	07/13/30	—	—	—	—
	6,980	4,990	—	37.74	07/12/31	—	—	—	—
	4,021	8,044	—	41.88	07/18/32	—	—	—	—
	—	6,715	—	58.27	07/24/33	—	—	—	—
Jessica A. Garascia	—	—	—	18.94	07/13/30	8,615	611,579	19,550	1,387,855
	—	3,118	—	37.74	07/12/31	—	—	—	—
	—	4,734	—	41.88	07/18/32	—	—	—	—
	—	5,335	—	58.27	07/24/33				
Christopher A. Jessup	—	—	—	48.09	07/09/28	20,439	1,450,965	24,275	1,723,282
	—	—	—	37.66	07/08/29	—	—	—	—
	26,893	—	—	18.94	07/13/30	—	—	—	—
	—	2,528	—	37.74	07/12/31	—	—	—	—
	38	21	—	50.93	03/25/32	—	—	—	—
	4,021	8,044	—	41.88	07/18/32	—	—	—	—
	—	6,715		58.27	07/24/33	—	—	—	—
Tracey Patterson	—	2,765	—	58.27	07/24/33	6,350	450,787	3,605	255,919

1 These columns show the number, option exercise price and option expiration date of outstanding stock options held by the named executive officers at the end of Fiscal 2024. The first column shows this information for exercisable stock options, and the second column shows this information for unexercisable stock options.

The table below shows the vesting dates for these unexercisable options.

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Ms. Patterson
07/31/24	36,030	11,249	7,262	8,787	921
03/25/25	104	—	—	21	—
07/31/25	28,047	6,261	4,146	6,261	922
07/31/26	10,774	2,239	1,779	2,239	922

[2] This column shows the number of unvested shares of time-based restricted stock held by the named executive officers at the end of Fiscal 2024. The table below shows the vesting dates for these unvested shares.

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Ms. Patterson
07/31/24	8,480	5,300	3,310	2,680	—
03/25/25	144,165	—	—	9,764	—
07/31/25	21,785	5,075	2,985	5,075	—
07/31/26	14,040	2,920	2,320	2,920	6,350

The number of shares granted to Ms. Patterson includes an award of 5,148 shares of time-based restricted stock in connection with Ms. Patterson joining the Company in 2023 and represents an amount that was intended to replace compensation that Ms. Patterson had to forego in connection with her departure from her former employer.

[3] This column shows the market value of the unvested shares of time-based restricted stock held by the named executive officers based on a price of $70.99 per share (the closing price of the common stock on May 31, 2024).

[4] This column shows the number of unvested shares of performance-based restricted stock at the target level held by the named executive officers at the end of Fiscal 2024. The table below shows the vesting dates for these unvested shares:

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Ms. Patterson
07/31/24	16,960	10,600	6,630	5,370	—
07/31/25	43,580	10,150	5,970	10,150	—
07/31/26	42,115	8,755	6,950	8,755	3,605

[5] This column shows the market value of the unvested shares of performance-based restricted stock at the target level held by the named executive officers based on a price of $70.99 per share (the closing price of the common stock on May 31, 2024).

Vesting

The vesting rules for stock options, shares of time-based restricted stock and shares of performance-based restricted stock are described in the following table:

	General rule	Retirement[1]	Disability	Death
Stock options	33^1/$_3$% in each of years 1, 2 and 3	Stock options continue to vest in accordance with the vesting schedule (except if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Stock options continue to vest until the earlier of (i) one year after termination of employment and (ii) the option expiration date (except that if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Unvested stock options expire on the date of death and vested stock options continue to be exercisable until the earlier of one year after the date of death or the expiration date of the stock option, provided that if death occurs after three months of Retirement, the vested stock options are exercisable until the expiration date
Time-based restricted stock	100% cliff vesting in year 3	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability	Stock vests pro-rata based on the date of death
Performance-based restricted stock	100% cliff vesting in year 3, assuming the performance conditions are met	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability	Stock vests pro-rata based on the date of death

[1] Retirement is defined as voluntary retirement when an employee reaches age 65 or the employee reaches age 55 and the sum of employee's age and the number of consecutive years of service is at least 75.

Fiscal 2024 option exercises and stock vested

The following table sets forth information for each named executive officer concerning:

- The exercise of options during Fiscal 2024;
- The dollar amount realized on exercise of the options;
- The number of shares of restricted stock that vested during Fiscal 2024; and
- The value of those vested shares.

	Option awards		Stock awards	
Named executive officer	Number of shares acquired on exercise (#)	Value realized on exercise[1] ($)	Number of shares acquired on vesting (#)	Value realized on vesting[2] ($)
John M. Holmes	175,173	5,799,275	—	—
Sean M. Gillen	15,000	453,814	9,110	544,778
Jessica A. Garascia	23,376	783,824	—	—
Christopher A. Jessup	47,602	1,350,526	10,300	615,940
Tracey Patterson	—	—	—	—

[1] These amounts represent the difference between the closing market price of the common stock on the date of exercise and the exercise price, multiplied by the number of shares covered by the option.

[2] These amounts represent the closing market price of the common stock on the date of vesting, multiplied by the number of shares that vested.

Retirement plan

The Company's Retirement Plan was a tax-qualified pension plan. Benefit accruals ceased under the Retirement Plan with respect to most participants, including the named executive officers, effective June 1, 2005. Mr. Holmes is the only named executive officer who participated in the Retirement Plan. The Company terminated the Retirement Plan as of May 31, 2022 and all distributions from the plan have been completed. Mr. Holmes received his plan benefit distribution in the form of a lump sum in July 2023.

Non-qualified deferred compensation (SKERP)

The Company provides non-qualified deferred compensation benefits under the Company's SKERP. The SKERP covers certain executives and key employees designated by the Human Capital and Compensation Committee. All of the named executive officers participated in the SKERP in Fiscal 2024.

The material terms and conditions of the SKERP include the following.

Contributions

Each participant may make an advance election to contribute a portion of the participant's base salary (up to 75%) for a calendar year and a portion of the bonus (up to 75%) paid for the Company's fiscal year. The Company makes the following contributions: (i) the matching contribution that could not be made under the Retirement Savings Plan due to the Internal Revenue Code limit on compensation that can be taken into account in determining benefits ($345,000 in 2024), based on the formula in the Retirement Savings Plan; (ii) the portion of the non-elective retirement benefit contribution that could not be made under the Retirement Savings Plan due to the Code's compensation limit; and (iii) annual discretionary supplemental contributions to the accounts of eligible officers. To receive a credit of this annual supplemental contribution, the participant generally must be employed on the day before the contribution is made to the SKERP (unless termination of employment is due to death or disability). The SKERP was amended in 2020 to provide that in the event of suspension of the matching contributions or non-elective retirement benefit contributions under the Retirement Savings Plan, corresponding contributions under the SKERP will be suspended.

Vesting

A participant is fully vested in amounts attributable to that participant's own deferral contributions, and vests in all Company contributions, except supplemental contributions, at a rate equal to $33^1/_3$% for each year of vesting service (subject to full vesting upon age 65, death or disability). A participant vests in amounts attributable to Company supplemental contributions according to the following schedule: (i) 25% upon reaching the earlier of 10 years of service or when the sum of age and years of service equals 60; (ii) 50% upon reaching the earlier of 20 years of service or when the sum of age and years of service equals 65; (iii) 75% when the sum of age and service equals 70; and (iv) 100% upon the earlier of age 65 or when the sum of age and service equals 75. Participants fully vest in their benefits upon a change in control of the Company.

Investments

Each participant's plan accounts are credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the SKERP consist of 30 mutual funds. Participants may change investment elections at any time.

Distributions

For contributions made prior to August 1, 2019, the portion of a participant's account attributable to salary and bonus deferrals is paid on a date elected by the participant, which must be at least seven months and not later than 15 years after termination and the participant can elect to have this paid in a lump sum or installments not to exceed 15 years. A participant who fails to make an election will have the account paid in a lump sum seven months after termination. This election generally must be made in advance, at the same time the participant completed the deferral election. The remainder of the participant's SKERP account is paid in a lump sum seven months after termination. For contributions made on or after August 1, 2019, a participant can elect the time and form of payment of the entire account, as described above.

Notwithstanding the foregoing, (i) a participant can change the time and form of payment of the portion of that participant's accounts earned and vested in accordance with procedures set forth in the plan; and (ii) a participant can elect a distribution at any time in order to satisfy an unforeseeable hardship (as defined in the plan).

Forfeiture events

A participant will forfeit the portion of the plan accounts attributable to Company supplemental contributions if that participant's employment is terminated for cause (as defined in the SKERP), or if during employment or the one-year period thereafter the participant violates the covenant not to compete contained in the SKERP. The forfeiture provision does not apply if the participant's termination of employment causes benefits to be paid under change in control provisions of any agreement between the participant and the Company.

SKERP benefits

The following table below shows the contributions made by each participating named executive officer and by the Company in Fiscal 2024, the earnings accrued on the named executive officer's account balance in Fiscal 2024, and the account balance as of May 31, 2024. All named executive officers were eligible to participate in the SKERP in Fiscal 2024; however, Ms. Patterson did not defer any earnings in Fiscal 2024.

Fiscal 2024 non-qualified deferred compensation

Named executive officer	Executive contributions in Fiscal 2024 ($)[1]	Company contributions in Fiscal 2024 ($)[2]	Aggregate earnings in Fiscal 2024 ($)[3]	Aggregate withdrawal/ distributions ($)	Aggregate balance at May 31, 2024 ($)[4]
John M. Holmes	241,942	411,323	814,625	—	6,395,298
Sean M. Gillen	53,223	128,339	108,677	—	722,937
Jessica A. Garascia	45,943	103,445	60,195	—	444,032
Christopher A. Jessup	53,223	140,572	123,834	—	815,429
Tracey Patterson	—	—	—	—	—

1   The amount of contributions made by each named executive officer and reported in this column in respect of salary deferrals in Fiscal 2024 is included in each named executive officer's compensation reported in the Summary Compensation Table as Salary. The amount of contributions reported in this column also reflects deferral of cash bonuses paid in Fiscal 2024 but earned and reported on the Summary Compensation Table for Fiscal 2023.

2   The amount of Company contributions reported in this column for each named executive officer is reported in the "All Other Compensation" column in the Summary Compensation Table.

3   The investment earnings reported in this column for each named executive officer are not reported in the Summary Compensation Table.

4   The aggregate balance as of May 31, 2024 reported in this column for each named executive officer reflects amounts that have been previously reported as compensation in the Summary Compensation Table for Fiscal 2024 or prior years, except the following amounts of earnings included in the account balance: Mr. Holmes – $2,759,107, Mr. Gillen – $149,872, Ms. Garascia – $77,968, Mr. Jessup – $177,875, and Ms. Patterson – $0.

Retirement savings plan

The Retirement Savings Plan is a tax-qualified retirement plan (i.e., a 401(k) plan) that covers most United States employees, including the named executive officers. The material terms and conditions of the Retirement Savings Plan as it pertains to non-union employees are as follows:

Contributions

A participant can elect to defer up to 75% of the participant's compensation, up to a maximum of $23,000 for 2024, or $30,500 if age 50 or older. Contributions can be made on a pre-tax or after-tax basis, as elected by the participant. Under the current eligibility provisions, unless a participant elects otherwise participation is automatic at a 6% deferral rate, with an automatic 1% annual increase.

The Company provides a matching contribution and a non-elective retirement benefit contribution. The current matching contribution is made, as of each payroll period, in an amount equal to 50% of the first 6% of the participant's contributions, up to 3% of the participant's compensation, to the Plan for such payroll period. The non-elective retirement benefit contribution is available only to those hired or rehired before January 1, 2020, and is equal to a percentage of compensation, up to 4%, based on the participant's age and years of credited service. A participant must have earned one year of service to be eligible for the non-elective retirement benefit contribution. Compensation for purposes of determining contributions includes cash compensation shown as income on the participant's Form W-2, reduced by the participant's contributions to the plan and excluding the income attributable to restricted stock, stock options, reimbursements or other expense allowances and fringe benefits and subject to the Code's compensation limit ($345,000 for 2024).

Investments

Each participant's plan account is credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the plan consist of 14 target date funds and 17 other funds. Participants may change investment elections at any time.

Vesting

Participants are fully vested in their own contribution accounts, and vest in the Company contribution accounts at a rate equal to $33^1/_3$% for each year of vesting service (subject to full vesting upon age 65, death or disability).

Distributions

Participants can elect distributions of the plan accounts upon termination of employment in a lump sum, an eligible rollover distribution, or, if early or normal retirement has been attained, in installments not to exceed 15 years.

Potential payments upon a termination of employment or a change-in-control of the Company

The Company provides certain benefits to eligible employees upon certain types of termination of employment, including a termination of employment involving a change-in-control of the Company. These benefits are in addition to the benefits to which the employees would be entitled upon a termination of employment generally (i.e., vested retirement benefits accrued as of the date of termination, stock options and restricted stock that are otherwise vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). These benefits as they pertain to the named executive officers are as described and set forth in the tables beginning on page 68.

Employment agreement with Mr. Holmes

The Company's employment agreement with Mr. Holmes as in effect May 31, 2024 provides for the following benefits:

Termination of employment — prior to, or more than 18 months after, a change-in-control

If prior to, or more than 18 months after, a Change-in-Control, either the Company terminates his employment other than for Cause or Disability or Mr. Holmes terminates his employment for Good Reason, Mr. Holmes is entitled to: (i) continued payment of his base salary for 24 months, and (ii) a lump sum payment equal to two times the greater of (A) his target-level annual cash bonus amount for the fiscal year in which the termination occurs or (B) the average of the cash incentive bonuses paid to him for the preceding two fiscal years of the Company. Payments cease upon a breach of the confidentiality or non-compete provisions set forth in the agreement (the non-compete provisions remain in effect for the 18-month period following any such termination of employment).

Termination of employment — within 18 months following a change-in-control

If Mr. Holmes's employment is terminated within 18 months following a Change-in-Control either by the Company other than for Cause or Disability or by Mr. Holmes for Good Reason, he is entitled to:

- An immediate lump sum payment equal to the sum of (A) any unpaid salary through the date of termination and any unpaid bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to him had he remained employed until the end of the fiscal year and all performance goals were met at target level, and (C) three times the sum of his base salary plus the greater of (i) his target-level annual cash bonus amount for the fiscal year in which the termination occurs or the preceding fiscal year, whichever produces the higher amount or (ii) the cash bonus paid for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount;

- Continued coverage for Mr. Holmes and his spouse under the Company's welfare and fringe benefit plans for three years following termination of employment (he and his spouse can elect continued medical and dental coverage pursuant to COBRA at the end of such three-year period); and

- Reasonable legal fees incurred by Mr. Holmes in enforcing the agreement.

Change-in-Control

Upon a Change-in-Control, outstanding awards granted to Mr. Holmes under our stock plan vest (with performance goals deemed satisfied at the higher of target level or actual level).

If any excise tax would be triggered, Mr. Holmes may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of employment — disability

Regardless of whether a Change-in-Control is involved, if Mr. Holmes's employment terminates due to Disability, he will receive payment pursuant to the Company's disability plans then in effect, and he will continue to receive coverage under the Company's medical, dental, and life insurance plans for two years following such termination.

In any event, payments under the employment agreement in connection with Mr. Holmes's termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

For purposes of Mr. Holmes's employment agreement:

"Change-in-Control" means the earliest of (i) a person's acquisition of more than 35% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of a majority of the directors then in office.

"Cause" means Mr. Holmes's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing or malfeasance, (ii) disregard of a material, lawful and proper direction from the Board, (iii) material breach of the employment agreement that is not cured within 30 days of receipt of notice from the Company, (iv) final, non-appealable conviction of a felony that involves bribery, embezzlement or fraud against the Company, or (v) willful misconduct that causes material financial, reputational or other harm to the Company.

"Disability" means a physical or mental condition that has prevented Mr. Holmes from substantially performing his duties under the employment agreement for a period of 180 days and that is expected to continue to render Mr. Holmes unable to substantially perform his duties for the remaining term of the employment agreement on a full-time basis.

"Good Reason" means (i) a material reduction in the nature or scope of Mr. Holmes's duties or responsibilities or in his compensation (including benefits), (ii) removal of or a failure to nominate Mr. Holmes as a director, (iii) a material breach of the employment agreement by the Company that is not cured within 30 days of receipt of notice from Mr. Holmes, or (iv) a relocation of his primary place of employment by 50 or more miles.

"Retirement" means Mr. Holmes's voluntary termination of employment that does not result in severance payments under the employment agreement.

Severance and change-in-control agreements

The Company has severance and change-in-control agreements with the remainder of the named executive officers as of May 31, 2024, each of which provides for the following benefits upon the following types of employment termination:

Termination of employment — prior to, or more than 18 months after, a change-in-control

If prior to, or more than 18 months after, a Change-in-Control of the Company, the executive's employment is terminated by the Company other than for Cause or Disability, the executive is entitled to (i) continued salary for 12 months or, if earlier, until the executive obtains comparable employment, (ii) any earned bonus not yet paid for the preceding fiscal year, and (iii) a pro-rata portion of the bonus that would have been paid to the executive had the executive remained employed until the end of the fiscal year in which the termination occurs. Any bonus will be paid in a lump sum on the later of the time bonuses are paid to other officers and the end of the severance period (with interest at the prime rate plus 1% from the earlier of such dates). If the executive terminates employment, or if the Company terminates the executive's employment for Cause, the Company may, but is not required to, pay the above-described severance benefits. Severance payments will cease if the executive breaches the confidentiality or non-compete provisions in the agreement, which are in effect for the one-year severance period.

Termination of employment — within 18 months following a change-in-control

If the executive's employment is terminated within 18 months following a Change-in-Control by the Company other than for Cause or Disability or by the executive for Good Reason, the executive is entitled to (i) an immediate lump sum payment equal to the sum of (A) any unpaid salary and bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to the executive had the executive remained employed until the end of the fiscal year and all performance goals were met at target level (including the value of any restricted stock granted in lieu of bonus), and (C) two times base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount, (ii) continued coverage for the executive and the executive's dependents under the Company's welfare and fringe benefit plans for two years following termination of employment (the executive and dependents can elect continued medical and dental coverage pursuant to COBRA at the end of such two-year period), (iii) Company-paid outplacement services for the earlier of 18 months or the attainment of new employment (up to a maximum Company expense of 3.5% of the amount paid to the executive pursuant to (i)(C) above) and (iv) reasonable legal fees incurred by the executive in enforcing the agreement. In addition, any outstanding awards under the stock plan will vest and performance goals will be deemed satisfied at the higher of target level or actual performance level. The agreements' non-compete provisions do not apply in the case of a termination of employment following a Change-in-Control.

If any excise tax would be triggered, the executive may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of employment — disability

If the executive's employment terminates due to Disability, the executive will receive payment pursuant to the Company's disability plans then in effect and will continue to receive coverage under the Company's medical, dental and life insurance plans for two years following such termination.

For purposes of the severance and change-in-control agreements:

"Change-in-Control" means (i) a person's acquisition of more than 35% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of the lesser of three directors or a majority of the directors then in office.

"Cause" means the executive's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing, (ii) disregard of a material and proper direction from the Board, or (iii) material breach of the agreement that is not cured within 10 days of receipt of notice from the Company.

"Disability" means a physical or mental condition that has prevented the executive from substantially performing his or her duties under the agreement for a period of 180 days and that is expected to continue to render the executive unable to substantially perform his or her duties for the remaining term of the agreement on a full-time basis.

"Good Reason" means (i) a material reduction in the nature or scope of the executive's duties or responsibilities, or in the executive's compensation (including benefits), (ii) the executive's determination that as a result of a material change in employment circumstances the executive is unable to adequately carry out his or her duties, or (iii) a relocation of the executive's primary place of employment by more than 50 miles.

In any event, payments under the agreements in connection with termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

Stock plan

A named executive officer's termination of employment can result in enhanced benefits under our stock plan, depending on the reason for such termination:

Stock options

If termination is due to Retirement (as defined), options continue to vest in accordance with the vesting schedule and can be exercised until the expiration date, except that if death occurs before the award expires, then unvested stock options are forfeited. If death occurs within three months after Retirement, vested options can be exercised until the earlier of one year after death or the option expiration date, and if death occurs after three months from Retirement, vested options can be exercised until the option expiration date. If termination is due to Disability (as defined), options continue to vest and are exercisable until the earlier of one year after termination of employment and the option expiration date, except that if death occurs before the award expires, then unvested options are forfeited and vested options are exercisable for the period described herein. If death occurs during employment, or within three months after termination of employment for reasons other than Cause, then unvested options are forfeited and vested options are exercisable until the earlier of one year after death or the option expiration date.

Restricted stock awards

In the case of performance-based or time-based restricted stock awards, if termination is due to Retirement, Disability or death, the awards continue to vest in accordance with their vesting schedule.

Award agreements under our stock plan do not provide for vesting upon a Change-in-Control (as defined) unless there is a termination of employment by the Company without Cause or by the participant for Good Reason within two years following the Change-in-Control.

Tables of potential payments upon a termination of employment or a change-in-control of the Company

The tables below quantify the benefits described above that would be paid to each current named executive officer under the following termination of employment or change-in-control events, assuming a change-in-control or a termination of employment occurred on May 31, 2024.

Equity vesting – in connection with a change in control

Named executive officer	Vesting of restricted stock ($)[1]	Vesting of stock options ($)[2]
John M. Holmes	20,666,964	1,684,328
Sean M. Gillen	3,038,372	485,493
Jessica A. Garascia	1,999,433	309,341
Christopher A. Jessup	3,174,247	404,053
Tracey Patterson	706,705	35,171

[1] Under Mr. Holmes' employment agreement, all restricted stock (both performance-based and time-based) vests (with performance achieved at the higher of target or actual performance) upon the occurrence of a change-in-control of the Company. Under the Company's severance and change-in-control agreements, all restricted stock (both performance-based and time-based) vests (with performance achieved at the higher of target or actual performance) upon a qualifying termination of employment that occurs within 18 months following a change-in-control. Under the Company's stock plan award agreements, all restricted stock (both performance-based and time-based) vests (with performance achieved at target) upon a qualifying termination of employment that occurs within two years following a change-in-control. The amounts shown reflect the number of shares that would have vested upon a change-in-control and/or a qualifying termination of employment on May 31, 2024, based on the number of shares multiplied by $70.99 (the closing price of the common stock on May 31, 2024).

[2] Under Mr. Holmes' employment agreement, all stock options vest upon the occurrence of a change-in-control of the Company. Under the Company's severance and change-in-control agreements, all stock options vest upon a qualifying termination of employment that occurs within 18 months following a change-in-control. Under the Company's stock plan award agreements, all stock options vest upon a qualifying termination of employment that occurs within two years following a change-in-control. The amounts shown reflect the number of option shares that would have vested upon a change-in-control and/or a qualifying termination of employment on May 31, 2024, based on the number of shares multiplied by the difference (but not less than zero) between the option exercise price and $70.99 (the closing price of the common stock on May 31, 2024).

Qualifying termination of employment – prior to, or more than 18 months after, a change in control

	Other than cause					Disability			Death
Named executive officer	Salary ($)[1]	Bonus ($)[2]	Restricted stock ($)[3]	Stock options ($)[4]	Health and welfare ($)	Health and welfare ($)[5]	Restricted stock ($)[6]	Stock options ($)[7]	Restricted stock ($)[6]
John M. Holmes	2,100,000	3,612.800	—	—	—	52,177	13,040,133	907,404	13,040,133
Sean M. Gillen	494,000	879,320	—	—	—	52,177	1,956,761	311,436	1,956,761
Jessica A. Garascia	450,000	801,000	—	—	—	48,968	1,237,731	195,164	1,237,731
Christopher A. Jessup	494,000	879,320	—	—	—	52,177	1,931,056	229,996	1,931,056
Tracey Patterson	412,000	733,360	—	—	—	48,968	196,307	11,715	196,307

[1] Reflects continued salary for 24 months for Mr. Holmes under his employment agreement and 12 months for the remainder of the named executive officers under their severance and change-in-control agreements.

[2] Reflects (i) in the case of Mr. Holmes, two times the average of the non-equity incentive compensation paid to him for Fiscal 2024 and Fiscal 2023 and (ii) in the case of the remainder of the named executive officers, the non-equity incentive compensation paid to them for Fiscal 2024, in each case as shown in the Summary Compensation Table.

[3] At May 31, 2024, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their restricted stock upon termination of employment due to Retirement.

[4] At May 31, 2024, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their stock options upon termination of employment due to Retirement.

[5] Available if termination is due to Disability under the employment agreement for Mr. Holmes and the severance and change-in-control agreements for other named executives.

[6] The amounts in these columns reflect the value of the restricted stock that would vest upon termination due to Disability or death at May 31, 2024, based on the number of shares, multiplied by $70.99 (the closing price of the common stock on May 31, 2024).

[7] The amounts in this column reflect the value of continued vesting of options pursuant to the Company's stock plans for one year following termination if termination is due to Disability at May 31, 2024, based on the difference between the exercise price and $70.99 (the closing price of the common stock on May 31, 2024).

Qualifying termination of employment – within 18 months after a change in control[1]

Named executive officer	Salary[2] ($)	Bonus[3] ($)	Health and welfare continuation ($)	Outplacement services ($)
John M. Holmes	3,150,000	8,971,200	80,076	—
Sean M. Gillen	988,000	2,637,960	52,177	96,132
Jessica A. Garascia	900,000	2,403,000	48,968	87,570
Christopher A. Jessup	988,000	2,637,960	52,177	96,132
Tracey Patterson	824,000	2,200,080	48,968	80,175

[1] These benefits are in addition to the vesting of stock awards shown above in the table for "Equity Vesting — Qualifying termination of employment in connection with a change in control."

[2] Reflects three times salary for Mr. Holmes and two times salary for the remainder of the named executive officers.

[3] Reflects (i) in the case of Mr. Holmes, the non-equity incentive plan compensation bonus paid to him for Fiscal 2024 as shown in the Summary Compensation Table, plus three times his non-equity incentive plan compensation bonus paid to him for Fiscal 2024 and (ii) in the case of the remainder of the named executive officers, the non-equity incentive compensation plan bonus paid to them for Fiscal 2024 as shown in the Summary Compensation Table, plus two times the non-equity incentive plan compensation bonus for either the most recently completed fiscal year prior to termination or the preceding fiscal year, whichever produces the higher amount.

CEO pay ratio

A public company must disclose in its annual proxy statement its CEO pay ratio, defined as the ratio of the annual total compensation of its chief executive officer to the annual total compensation of its median employee. Our median employee is selected once every three years unless there has been a change in our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosure. For Fiscal 2024, we used a new median employee because our previous median employee was last identified in Fiscal 2021.

We used the following methodology to determine our CEO pay ratio for Fiscal 2024:

STEP 1: We determined that as of March 1, 2024 we had a total employee population of 5,845 employees.

STEP 2: Of this group, we identified a selected employee group of 5,631 employees, representing all of our U.S. employees (4,559) plus our employees in Canada (614), Thailand (225), the United Kingdom (129) and the Netherlands (104).

STEP 3: As permitted by SEC rules, we excluded our employees in all other non-U.S. jurisdictions as these employees together represented less than 5% of our total employee population. The number of employees excluded in non-U.S. jurisdictions at the March 1, 2024 determination date were: Australia (2), Belgium (15), Brazil (1), China (7), Costa Rica (13), France (5), Germany (10), Hungary (1), India (1), Iraq (11), Ireland (1), Japan (1), Malaysia (4), New Zealand (2), Panama (36), Peru (47), Philippines (1), Poland (20), Portugal (1), Singapore (28), and United Arab Emirates (7).

STEP 4: For our selected employee group, we determined each domestic employee's total cash compensation based on W-2 (Box 5) compensation (or its equivalent for non-U.S. employees) for the 2023 calendar year, as reflected in our payroll records and systems.

STEP 5: We identified our median employee from our selected employee group (excluding the Chief Executive Officer).

STEP 6: Once we identified our median employee, we calculated the annual total compensation of this median employee for Fiscal 2024, using the same methodology that we used to calculate the annual total compensation of our named executive officers, including our Chief Executive Officer, in the Summary Compensation Table.

The following table shows the ratio of the annual total compensation of our Chief Executive Officer compared to that of our median employee for Fiscal 2024:

Annual total compensation of our CEO for Fiscal 2024	$7,865,450
Annual total compensation of our median employee for Fiscal 2024	$ 70,389
Ratio of annual total compensation of our CEO to the annual total compensation of our median employee for Fiscal 2024	112 to 1

Pay versus performance

The following table sets forth additional compensation information of our Principal Executive Officer (PEO) and our non-PEO NEOs along with total shareholder return, net income, and Adjusted Diluted Earnings per Share from Continuing Operations performance results for our fiscal years ended May 31, 2024, 2023, 2022 and 2021:

Year[1]	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO[2, 3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs[2, 3] ($)	Value of Initial Fixed $100 Investment Based On:[5] Company Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)	Net Income ($)	Adjusted Diluted Earnings per Share from Continuing Operations ($)[6]
2024[4]	7,865,450	16,870,229	2,167,868	3,457,905	351.96	227.62	46,300,000	3.33
2023	6,709,139	10,703,256	1,808,687	2,732,276	248.44	158.83	90,200,000	2.86
2022	12,327,343	13,416,164	1,793,579	2,238,871	239.07	143.61	78,700,000	2.38
2021	4,123,426	12,752,734	1,509,276	3,211,723	206.99	158.75	35,800,000	1.31

1   For each year presented above except for 2024, the NEOs included in the compensation columns reflect John M. Holmes as our PEO and Sean M. Gillen, Jessica A. Garascia, Christopher A. Jessup, and Eric Pachapa as our non-PEOs. For 2024, Tracey Patterson was included in place of Eric Pachapa.

2   Fair value or change in fair value, as applicable, of equity awards in the "Actually Paid" columns was determined by reference to (1) for time-based restricted stock awards, closing price on applicable year-end date(s) or, in the case of vesting dates, the actual vesting price, (2) for performance-based restricted stock awards, the estimated payout used to recognize our expense in accordance with FASB ASC Topic 718 except using the closing price on applicable year-end date(s) or, in the case of vesting dates, the actual vesting price, and (3) for stock options, a Black-Scholes fair value as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair value but using the closing stock price on the applicable revaluation date as the current market price and with an expected life equal to the original ratio of expected life relative to the ten year contractual life multiplied times the remaining life as of the applicable revaluation date, and in all cases based on updated volatility, risk free rates, and expected dividend rates determined as of the revaluation dates.

3   For the portion of "Actually Paid" compensation that is based on year-end stock prices, the following prices were used: 2024 - $70.99 (41.7% increase from prior year), 2023 – $50.11 (3.9% increase from prior year), 2022 – $48.22 (15.5% increase from prior year), and 2021 – $41.75 (107.0% increase from prior year).

4   2024 compensation "Actually Paid" to PEO and the average Actually Paid to non-PEOs reflects the following adjustments from Total compensation reported in the Summary Compensation Table:

	PEO ($)	Average Non-PEO ($)
Total Reported in 2024 Summary Compensation Table (SCT)	7,865,450	2,167,868
Less, value of stock awards and option awards reported in SCT	(4,090,171)	(756,443)
Plus, year-end value of awards granted in fiscal year that are unvested and outstanding	5,013,896	926,709
Plus, change in fair value of prior year awards that are outstanding and unvested	6,924,751	888,401
Plus, change in fair value (from prior year-end) of prior year awards that vested this year	1,156,303	231,370
Total adjustments	9,004,779	1,290,037
Actual compensation paid for Fiscal 2024	16,870,229	3,457,905

5   Each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on June 1, 2020. Peer group TSR reflects the Company's "2024 peer group" as reflected in our 2024 Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K and "Fiscal 2024 peer group" in this proxy statement. The peer group for Fiscal 2024 is the same as the peer group for Fiscal 2023.

6   Adjusted diluted earnings per share from continuing operations, a non-GAAP financial measure, is our GAAP diluted earnings per share from continuing operations adjusted to exclude items of an unusual nature including but not limited to acquisition costs including integration and intangible amortization expenses, business divestitures, workforce actions, subsidies and costs, impairment and exit charges, facility consolidation and repositioning costs, investigation and remediation compliance costs, purchase accounting and legal settlements, strategic project costs, equity investments gains and losses, pension settlements, and significant customer events such as early terminations, contract restructurings, forward loss provisions and bankruptcies. We use this non-GAAP financial measure in our compensation structure as it illustrates our core operating performance unaffected by the impact of certain items that management does not believe are indicative of our ongoing and core operating activities.

Required supplemental graphs showing relationship between:

Compensation actually paid (CAP) and Company total shareholder return (TSR)

The graph below illustrates the relationship between the CAP to our CEO and the other NEOs and the Company's TSR during the period covered under the "Pay versus performance disclosure" above. The CAP figures shown below are calculated as required by SEC requirements, which include unvested and unpaid amounts. Each year of Company TSR reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on June 1, 2020. As shown in the "Pay versus performance disclosure" above and below in the Company TSR vs. Peer Group TSR graph, the value of $100 invested in the Peer Group on June 1, 2020 would be $158.75 at the end of Fiscal 2021, $143.61 at the end of Fiscal 2022, $158.83 at the end of Fiscal 2023, and $227.62 at the end of Fiscal 2024.

Compensation Actually Paid vs. Company TSR



Compensation actually paid (CAP) and net income

The graph below illustrates the relationship between the CAP to our CEO and the other NEOs and the Company's net income during the period covered under the "Pay versus performance disclosure" above. The CAP figures shown below are calculated as required by SEC requirements, which include unvested and unpaid amounts.

Compensation Actually Paid vs. Net Income



Compensation actually paid (CAP) and adjusted diluted earnings per share from continuing operations

The graph below illustrates the relationship between the CAP to our CEO and the other NEOs and the Company's adjusted diluted earnings per share from continuing operations during the period covered under the "Pay versus performance disclosure" above. The CAP figures shown below are calculated as required by SEC requirements, which include unvested and unpaid amounts.

Compensation Actually Paid vs. Adjusted Diluted Earnings per Share from Continuing Operations



Company TSR and peer group TSR

The graph below illustrates the relationship between the Company's TSR and peer group TSR during the period covered under the "Pay versus performance disclosure" above. The peer group used is the Company's "2024 peer group" as reflected in our 2024 Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K and "Fiscal 2024 peer group" in this proxy statement. Each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on June 1, 2020.

Company TSR vs. Peer Group TSR



Tabular list

The following performance measures reflect the Company's most important performance measures used to link compensation actually paid to our NEOs for Fiscal 2024 to Company performance, as further described and defined in the CD&A:

Adjusted diluted earnings per share from continuing operations
Net working capital turns
Return on invested capital

Proposal 3
Ratification of our independent registered public accounting firm



| **Proposal 3** | **Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2025** |

Board recommendation

✓ Our Board unanimously recommends that you vote FOR this proposal ratifying the appointment of KPMG LLP

Proposal summary

We are asking you to ratify the selection of KPMG LLP ("KPMG"), an independent registered public accounting firm, to serve as our independent registered public accounting firm for Fiscal 2025.

The Company's independent registered public accounting firm reports to, and is engaged at the direction of, the Audit Committee of the Company's Board. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and the effectiveness of internal controls over financial reporting and for expressing opinions on these matters.

The Audit Committee appointed KPMG as the Company's independent registered public accounting firm for Fiscal 2025. The Audit Committee believes that the appointment of KPMG is in the best interests of the Company and its stockholders for the following principal reasons:

- KPMG's independence from the Company;
- KPMG's historical and recent performance as the Company's independent registered public accounting firm;
- KPMG's understanding of the Company's business, operations, accounting policies and practices and internal control over financial reporting;
- KPMG's reputation in the industry and its experience in accounting matters for aerospace and defense companies;
- The reasonableness of the fees paid by the Company to KPMG for its services, both on an absolute basis and as compared to its peer firms; and
- Publicly available information about KPMG, including Public Company Accounting Oversight Board ("PCAOB") inspection reports on KPMG, recent litigation against former KPMG partners, and an enforcement action against KPMG by the Securities and Exchange Commission. The Audit Committee reviewed this information as part of its overall evaluation of the performance, expertise and experience of the KPMG team that audits the Company.

The Board asks that you ratify the appointment of KPMG as our independent registered public accounting firm for Fiscal 2025. Representatives of KPMG are expected to be present virtually at the annual meeting, with the opportunity to make a statement if they so desire and to respond to appropriate questions from stockholders.

Independent registered public accounting firm fees and services

The following table sets forth the aggregate fees billed by KPMG to the Company for Fiscal 2023 and Fiscal 2024 for audit, audit-related and tax services.

Description of fees	Fiscal 2023 ($)	Fiscal 2024 ($)
Audit fees	2,145,602	2,952,000
Audit-related fees[1]	1,267,606	757,615
Tax fees[2]	150,590	99,575
All other fees	—	—

[1]   Audit-related fees were for acquisition due diligence assistance and required compliance services.

[2]   Tax fees were for domestic and foreign tax compliance activities including income tax returns and VAT services.

Audit Committee pre-approval is required for any audit, audit-related, tax or other services to be provided by the independent registered public accounting firm. All permitted audit, audit-related, tax and other services were pre-approved pursuant to this policy.

Audit Committee Fiscal 2024 report

Dear fellow stockholders:

The Company's management has primary responsibility for the Company's financial statements and the quality and integrity of the reporting process and systems of internal control. KPMG is responsible for auditing the Company's financial statements and issuing a report on the conformity of those statements with generally accepted accounting principles ("GAAP") and a report on the effectiveness of the Company's internal controls over financial reporting.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with the Company's management and KPMG the Company's audited financial statements contained in the Company's Annual Report on Form 10-K filed with the SEC, including the critical accounting policies applied by the Company in preparing these financial statements. The Audit Committee also reviewed with management and KPMG the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and Quarterly Reports on Form 10-Q.

The Audit Committee reviewed and discussed with management and KPMG the overall scope and plans for the audit, the quality, adequacy and assessment of the effectiveness of internal controls over financial reporting and the Internal Audit Department's management, organization, responsibilities, budget and staffing. The Audit Committee also met with KPMG without management present and discussed the results of its audits, its evaluation of the Company's internal controls over financial reporting, disclosure controls and the overall quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant accounting judgments and the clarity of disclosures in the financial statements.

The Audit Committee also reviewed and discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC and KPMG's independence from the Company and its management, including the matters in the written disclosures and letter furnished to the Audit Committee by KPMG and required by applicable requirements of the PCAOB.

The Audit Committee concluded that KPMG is independent from the Company and appointed KPMG as the Company's independent registered public accounting firm for Fiscal 2025. The Audit Committee recommends that the stockholders of the Company ratify that appointment (see Proposal 3).

In reliance on its review of the audited financial statements and the discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2024 for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Board of AAR CORP.

Marc J. Walfish, Chair
Michael R. Boyce, Member
John W. Dietrich, Member
Robert F. Leduc, Member
Duncan J. McNabb, Member
Peter Pace, Member

Stock ownership information



The following tables show the shares of common stock beneficially owned, including the percentage of shares outstanding if greater than 1% and the number of stock units held, as applicable, all as of July 25, 2024, by (i) each current director and director nominee for election to the Board, (ii) each executive officer named in the Summary Compensation Table, (iii) all directors and executive officers of the Company as a group, and (iv) each beneficial owner of more than five percent of the outstanding shares of common stock. Except as noted, the nature of beneficial ownership for shares shown in the tables is sole voting and sole investment power, and none of the shares shown in the tables is pledged by any of the persons listed.

Security ownership of our board and management

Name	Shares beneficially owned[1]	Percent of shares outstanding if greater than 1%[2]	Stock units[3]
Anthony K. Anderson	14,661	—	—
Michael R. Boyce[4]	117,341	—	—
John W. Dietrich	4,864	—	—
Jeffrey N. Edwards	2,393	—	—
Jessica A. Garascia	55,137	—	—
Sean M. Gillen	169,919	—	—
John M. Holmes	727,650	2.0%	—
Christopher A. Jessup	117,171	—	—
Billy J. Nolen	1,562	—	—
Robert F. Leduc	15,127	—	3,859
Ellen M. Lord	10,834	—	—
Duncan McNabb	8,392	—	19,736
Peter Pace	21,923	—	—
Tracey Patterson	15,056	—	—
Jennifer L. Vogel	27,772	—	—
Marc J. Walfish	129,541	—	50,307
All directors and executive officers as a group (17 persons)	1,487,028	4.1%	73,902

[1] Includes (a) unvested restricted stock held by directors and executive officers and (b) the following shares of the identified person that may be acquired as of July 25, 2024 or within 60 days of July 25, 2024 through the exercise of stock options: Mr. Holmes, 338,429; Mr. Gillen, 83,505 shares; Ms. Garascia, 7,262 shares; Mr. Jessup, 39,739 shares; Ms. Patterson, 921 shares; and all directors and executive officers as a group, 482,116 shares.

[2] Based on 35,849,986 shares of AAR CORP. common stock issued and outstanding as of July 25, 2024.

[3] Represents stock units held by directors who defer all or a portion of their director compensation under the Non-Employee Directors' Deferred Compensation Plan. Each stock unit represents the right to receive one share of common stock upon termination of service on the Board or the happening of certain other events, as specified in the Plan. Mr. Nolen elected to receive a deferred cash payment in lieu of an annual restricted stock award for Fiscal 2025.

[4] Includes 20,000 shares beneficially owned through Maverick Investors Limited Partnership, a family partnership of which Mr. Boyce is a general partner.

Security ownership of certain beneficial owners

Name and address of beneficial owner	Number of shares	Percent of class*
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	6,236,345	17.4%
Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	3,761,632	10.5%
Dimensional Fund Advisors LP[3] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,817,228	7.9%
State Street Corporation[4] State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114	1,904,790	5.3%
EARNEST Partners, LLC[5] 1180 Peachtree Street NE Suite 2300 Atlanta, GA 30309	1,587,246	4.4%

* Based on 35,849,986 shares of AAR CORP. common stock issued and outstanding as of July 25, 2024.

[1] Based on a Schedule 13G amendment filed on January 19, 2024, BlackRock, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 6,123,385
- Shared voting power: 0
- Sole dispositive power: 6,236,345
- Shared dispositive power: 0

[2] Based on a Schedule 13G amendment filed on February 13, 2024, the Vanguard Group, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 0
- Shared voting power: 22,953
- Sole dispositive power: 3,706,094
- Shared dispositive power: 55,538

[3] Based on a Schedule 13G amendment filed on February 9, 2024, Dimensional Fund Advisors LP disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 2,779,317
- Shared voting power: 0
- Sole dispositive power: 2,817,228
- Shared dispositive power: 0

[4] Based on a Schedule 13G filed on January 24, 2024, State Street Corporation disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 0
- Shared voting power: 1,798,884
- Sole dispositive power: 0
- Shared dispositive power: 1,904,790

[5] Based on a Schedule 13G amendment filed on March 11, 2024, EARNEST Partners, LLC. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 1,075,564
- Shared voting power: 203,561
- Sole dispositive power: 1,587,246
- Shared dispositive power: 0

Equity compensation plan information

The following table provides information as of May 31, 2024 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securities holders	1,004,598	$38.49	2,268,156
Equity compensation plans not approved by securities holders	—	—	—
Total	1,004,598	$38.49	2,268,156

* Represents shares under the AAR CORP. 2013 Stock Plan.

Stockholder proposals for our 2025 annual meeting



Any stockholder who, in accordance with SEC Rule 14a-8, wishes to present a proposal for consideration at the annual meeting of stockholders to be held in 2025 must submit such proposal to the Company, in writing, to be received by the Secretary of the Company, AAR CORP., 1100 N. Wood Dale Road, Wood Dale, Illinois 60191, no later than April 8, 2025, in order for the proposal to be eligible for inclusion in the Company's proxy statement and form of proxy for that meeting. The proposal must comply with applicable SEC rules and the Company's By-Laws.

Under the Company's By-Laws, any stockholder who wishes to submit a matter (other than a stockholder proposal brought in accordance with SEC Rule 14a-8) for consideration at the 2025 annual meeting of stockholders, including any stockholder proposal or director nomination, that would not be included in the Company's proxy statement, must submit the matter to the Company, in writing, to be received by the Secretary of the Company no later than March 21, 2025. The notice of such matter must contain the information required by the By-Laws.

Universal Proxy Rules. In addition to satisfying the requirements under the Company's By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 (including a statement that such stockholder intends to solicit the holders of shares representing at least 67% of the voting power of the Company's shares entitled to vote on the election of directors in support of director nominees other than the Company's nominees), which notice must be postmarked or transmitted electronically to the Company at its principal executive offices no later than 60 calendar days prior to the anniversary date of the annual meeting (for the 2025 annual meeting of stockholders, no later than July 21, 2025, the first business day following the deadline). However, if the date of the 2024 annual meeting of stockholders is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2025 annual meeting of stockholders or the 10th calendar day following the day on which public announcement of the date of the 2025 annual meeting of stockholders is first made.

Other business



Management knows of no other matters that are to be brought before the annual meeting. However, if any other matter properly comes before the annual meeting, the named proxy holders will vote all proxies in their discretion and best judgment on such other matter.

By Order of the Board,

Jessica A. Garascia
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

August 6, 2024

Upon the written request of any record holder or beneficial owner of common stock of AAR CORP., the Company will provide, without charge, a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended May 31, 2024. Requests should be made to Ms. Jessica A. Garascia, Senior Vice President, General Counsel, Chief Administrative Officer and Secretary, AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191, (630) 227-2000.

Appendix A
Questions and answers about our 2024 annual meeting



We are furnishing this proxy statement in connection with the solicitation of proxies by the Board for use in voting at our annual meeting. The annual meeting will be held at **www.virtualshareholdermeeting.com/AIR2024** on September 17, 2024, at 9:00 a.m. Central Time for the purpose of considering and acting upon the matters specified in the notice accompanying this proxy statement.

How does the Board of Directors recommend that I vote?

The Board recommends that you vote:

- **FOR** the election of three director nominees;
- **FOR** the advisory proposal to approve our Fiscal 2024 executive compensation; and
- **FOR** the ratification of KPMG LLP as our independent registered public accounting firm for Fiscal 2025.

The persons designated on the proxy card as the Company's "proxy holders" will vote all shares covered by your proxy card in accordance with your instructions on the proxy card. If no instructions are given, the proxy holders will vote the shares in accordance with the Board's recommendations.

If any other matter properly comes before the annual meeting, the proxy holders will use their judgment to vote in a manner consistent with the best interests of stockholders. If any director nominee becomes unavailable for election for any reason prior to the annual meeting vote, the Board may reduce the number of directors to be elected or substitute another person as nominee, in which case the proxy holders will vote for the substitute nominee.

How do I access the proxy materials electronically?

We began mailing a "Notice of Internet Availability of Proxy Materials" to all of our stockholders on August 6, 2024. The notice provides you with instructions on how to:

- Access and review our proxy materials over the Internet;
- Submit your vote over the Internet; and
- Request printed copies of our proxy materials.

The notice, this proxy statement, the proxy card, our Annual Report to Stockholders for the fiscal year ended May 31, 2024 and our Annual Report on Form 10-K for the fiscal year ended May 31, 2024 may be viewed online at **www.proxyvote.com**.

Who is entitled to vote at the annual meeting?

You are entitled to vote at the annual meeting if you were an AAR CORP. stockholder at the close of business on July 25, 2024. This date is referred to as the "record date" in this proxy statement.

Stockholder of Record. You are a "stockholder of record" if your shares are registered in your name with Computershare, our transfer agent. If you were a stockholder of record at the close of business on the record date, you may vote your shares by proxy by completing, signing, dating and returning the enclosed proxy card, voting by telephone or over the Internet, or by attending the annual meeting virtually and voting online.

Beneficial Owner. You are a "beneficial owner" of shares if your shares are held in a brokerage account or by a bank or other nominee. If you were a beneficial owner of shares at the close of business on the record date, you may vote your shares by giving voting instructions to your broker, bank or other nominee who is the "stockholder of record" of your shares. The Company has directed brokers, banks and other nominees to obtain voting instructions from their beneficial owners. Proxies submitted by brokers, banks and other nominees on behalf of their beneficial owners will count toward a quorum and will be voted as instructed by the beneficial owners. You will receive additional instructions from your broker, bank or other nominee explaining how you may vote your shares.

You may receive more than one set of proxy materials. This means you hold your shares in more than one account. Please vote all of your shares.

A list of stockholders of record entitled to vote will be available at the Company's corporate headquarters for 10 days prior to the meeting and will be available through the web portal during the meeting at: www.virtualshareholdermeeting.com/AIR2024.

On the July 25, 2024 record date for the 2024 annual meeting, 35,849,986 shares of common stock of the Company were outstanding. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the annual meeting.

How do I vote by telephone or over the Internet?

Specific instructions for using the telephone and Internet voting methods are set forth on the proxy card. These instructions are designed to authenticate your identity, allow you to give your voting instructions and confirm that those instructions have been properly recorded. You may vote by telephone or over the Internet 24 hours a day, seven days a week, until 10:59 p.m., Central Time, on September 16, 2024 (the day prior to the annual meeting). If you vote by telephone or over the Internet, please do not return your proxy card.

How do I revoke a proxy?

You may revoke your proxy (e.g., to change your vote) at any time before your proxy is exercised by:

• Sending a written notice of revocation to the Secretary of the Company at the Company's address listed on the first page of this proxy statement;
• Submitting a later-dated proxy by telephone, over the Internet or by mail; or
• Voting online at the virtual annual meeting.

What are the quorum and vote requirements?

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will exist if a majority of the outstanding shares of common stock entitled to vote at the annual meeting is present virtually or by proxy at the annual meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that proposal and has not received instructions on how to vote from the beneficial owner of the shares.

Please note that brokers, banks and other nominees will have discretionary authority to vote beneficial owners' shares on the ratification of KPMG LLP. However, they will not have discretionary authority to vote shares on the election of directors and the advisory proposal to approve our Fiscal 2024 executive compensation, and therefore cannot vote on these proposals, unless their beneficial owners provide specific voting instructions in each case. Accordingly, please provide specific voting instructions on these proposals to your broker, bank or other nominee so that your vote may be counted.

The following table indicates the vote required for approval of each matter to be presented to the stockholders at the annual meeting and the effect of abstentions and broker non-votes.

	Required vote	Effect of abstentions and broker non-votes
Proposal 1 — Election of three director nominees	Affirmative vote of a majority of the votes cast.	Abstentions and broker non-votes will have no effect on the voting for this matter.
Proposal 2 — Advisory proposal to approve our Fiscal 2024 executive compensation	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 3 — Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2025	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." There will be no broker non-votes for this matter.

How do I attend this year's annual meeting?

This year's annual meeting will be a virtual meeting of the stockholders. We have designed the virtual annual meeting to provide substantially the same opportunities to participate as you would have at an in-person meeting. Stockholders will be able to attend and participate online, examine the list of stockholders and submit questions during the annual meeting by visiting www.virtualshareholdermeeting.com/AIR2024. **You will not be able to attend the annual meeting in person**.

To attend and participate in the annual meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials or proxy card. The annual meeting will begin promptly at 9:00 a.m. Central Time. We encourage you to access the annual meeting prior to the start time. Online access will begin at 8:45 a.m. Central Time.

The annual meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Stockholders should ensure that they have a strong internet connection if they intend to attend and/or participate in the annual meeting. Attendees should allow plenty of time to log in (at least 15 minutes before the annual meeting) and ensure that they can hear streaming audio prior to the start of the annual meeting.

Can I submit questions? If so, how?

Stockholders who wish to submit a question to the Company for the meeting may do so live during the meeting at www.virtualshareholdermeeting.com/AIR2024. If you have questions, you may type them into the "Ask a Question" field, and click "Submit" at any point during the meeting until the floor is closed to questions. If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start of the meeting.

Questions pertinent to the annual meeting that comply with the meeting Rules of Conduct will be answered during the annual meeting, subject to time constraints. Additional information regarding the ability of stockholders to ask questions during the annual meeting and related Rules of Conduct will be available at www.virtualshareholdermeeting.com/AIR2024.

How will the votes at the annual meeting be tabulated?

Inspectors of election appointed for the annual meeting will tabulate all votes cast virtually or by proxy at the annual meeting. In the event a quorum is not present at the annual meeting, we expect that the annual meeting will be adjourned or postponed to solicit additional proxies.

Who is the Company's proxy solicitor?

The Company has engaged D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, to assist the Company in soliciting proxies at a total estimated cost of $13,750, plus reasonable out-of-pocket expenses. The cost of soliciting proxies will be paid by the Company. D. F. King & Co., Inc. may solicit proxies by mail, telephone, facsimile, e-mail or in person. Directors, officers and employees of the Company also may solicit proxies for no additional compensation.

Where will I find the voting results on the proposals presented at the annual meeting?

We intend to announce the preliminary voting results at the annual meeting. We will publish the final voting results in a Current Report on Form 8-K that we will file with the SEC within four business days of the annual meeting.

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Appendix B
Non-GAAP financial measure



Non-GAAP financial measure

Adjusted diluted earnings per share from continuing operations is a "non-GAAP financial measure" as defined in Regulation G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe this non-GAAP financial measure is relevant and useful for investors as it illustrates our actual operating performance unaffected by the impact of certain items. When reviewed in conjunction with our GAAP results and the accompanying reconciliation, we believe this non-GAAP financial measure provides additional information that is useful to gain an understanding of the factors and trends affecting our business and provides a means by which to compare our operating performance against that of other companies in the industries in which we compete. This non-GAAP measure should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measure calculated in accordance with GAAP. This non-GAAP measure excludes items of an unusual nature including but not limited to business divestitures and acquisitions, workforce actions, COVID-related subsidies and costs, impairment and exit charges, facility consolidation and repositioning costs, investigation and remediation compliance costs, equity investment gains and losses, pension settlement charges, legal settlements and judgments, purchase accounting settlements, strategic costs, acquisition, integration and amortization expenses from recent acquisition activity, and significant customer events such as early terminations, contract restructurings, forward loss provisions, and bankruptcies.

Pursuant to the requirements of Regulation G of the Exchange Act, we are providing the following table that reconciles the above-mentioned non-GAAP financial measure to the most directly comparable GAAP financial measure:

Adjusted diluted EPS from continuing operations

(unaudited)	FY2022	FY2023	FY2024
Diluted EPS from continuing operations	$ 2.16	$ 2.52	$ 1.29
Acquisition, integration and amortization expenses	—	0.21	1.21
Pension settlement charge	—	—	0.76
Russian bankruptcy court judgment	—	0.05	0.32
Investigation and remediation compliance costs	0.10	0.13	0.29
Contract termination/restructuring costs and loss provisions, net	0.02	0.06	0.14
Losses related to sale and exit of business	0.05	0.02	0.07
Severance charges	0.10	—	0.01
Gain on settlement of purchase accounting liabilities	(0.03)	—	—
Loss on equity investments, net	—	0.01	—
Asset impairment and exit charges	0.10	—	—
Customer bankruptcy and credit charges	0.03	0.04	—
Facility consolidation and repositioning costs	0.01	—	—
Government COVID-related subsidies, net	(0.14)	(0.05)	—
Costs related to strategic projects	0.05	—	—
Tax effect on adjustments[a]	(0.07)	(0.13)	(0.76)
Adjusted diluted EPS from continuing operations	2.38	2.86	3.33

[a] Calculation uses estimated statutory tax rates on non-GAAP adjustments except for the tax effect of the pension settlement charge, which includes income taxes previously recognized in accumulated other comprehensive loss.

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